        SELECTED PORTIONS OF QWEST'S 1999 ANNUAL REPORT TO SHAREHOLDERS

Following is the financial section of Qwest's 1999 Annual Report. Our 1999 Annual Report will be available on the Internet beginning April 15, 2000. To view the annual report online, visit our website at www.qwest.net/ir/shareholder.html.

You may also request that a printed copy be mailed to you in one of three ways:

  1) by completing the literature request form at www.qwest.net/ir/invreq.html,

  2) by calling 877-877-7978 and responding to the recorded prompts or

  3) by writing to Investor Relations, Qwest Communications International Inc., 700 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202.


FINANCIAL CONTENTS


 F-2          F-3             F-12               F-13              F-14                        F-18            F-32

Selected      Management's    Quantitative       Independent       Financial Statements        Notes to        Market for the
Financial     Discussion and  and Qualitative    Auditors' Report  Consolidated Statements     Consolidated    Registrant's Common
Data          Analysis of     Disclosures About                    of Operations               Financial       Stock and Related
              Financial       Market Risk                          for the Three Years Ended   Statements      Shareholder Matters
              Condition                                            December 31, 1999
              and Results of
              Operations                                           Consolidated
                                                                   Balance Sheets
                                                                   as of December 31, 1999
                                                                   and 1998

                                                                   Consolidated Statements
                                                                   of Stockholders' Equity
                                                                   for the Three Years Ended
                                                                   December 31, 1999

                                                                   Consolidated Statements
                                                                   of Cash Flows
                                                                   for the Three Years Ended
                                                                   December 31, 1999


These materials may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Qwest with the SEC, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, failure to complete the network on schedule and on budget, financial risk management and future growth subject to risks, Qwest's ability to achieve Year 2000 compliance, and adverse changes in the regulatory or legislative environment. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                             Selected Financial Data

The selected financial data related to the Company's financial condition and results of operations for each of the years in the five-year period ended December 31, 1999 are summarized as follows and should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and the notes thereto, appearing elsewhere in this Annual Report.

                                                                                         Year Ended December 31,
(In Millions, Except Per Share Information)                      1999(1)          1998(1)           1997         1996          1995
                                                            -----------------------------------------------------------------------
STATEMENTS OF OPERATIONS:
Total revenue ..........................................    $ 3,927.6        $ 2,242.7         $   696.7    $   231.0     $   125.1
Total operating expenses ...............................      3,604.0          2,996.4             673.2        243.0         161.2
Earnings (loss) from operations ........................        323.6           (753.7)             23.5        (12.0)        (36.1)
Earnings (loss) before income taxes ....................        583.5           (849.8)             23.6        (10.1)        (38.5)
Net earnings (loss) ....................................    $   458.5        $  (844.0)        $    14.5    $    (6.9)    $   (25.1)
Net earnings (loss)
    per share - basic ..................................    $    0.63        $   (1.51)        $    0.04    $   (0.02)    $   (0.08)
Net earnings (loss)
    per share - diluted ................................    $    0.60        $   (1.51)        $    0.04    $   (0.02)    $   (0.08)

                                                                                          As of December 31,
(In Millions)                                                    1999             1998              1997         1996          1995
                                                           ------------------------------------------------------------------------
SUMMARY BALANCE SHEET DATA:
Total assets ...........................................    $11,058.1        $ 8,067.6         $ 1,398.1    $   262.6     $   184.2
Long-term debt .........................................    $ 2,368.3        $ 2,307.1         $   630.5    $   109.3     $    68.8
Total stockholders' equity(2) ..........................    $ 7,001.3        $ 4,238.2         $   381.8    $     9.5     $    26.4

                                                                                           Year of December 31,
(In Millions)                                                    1999             1998              1997         1996          1995
                                                           ------------------------------------------------------------------------
OTHER FINANCIAL DATA:
EBITDA(3) ..............................................    $   759.2        $   294.5         $    43.7    $     6.9     $   (26.0)
Net cash provided by
    (used in) operating activities .....................    $   (38.2)       $    44.5         $   (36.4)   $    32.5     $   (56.6)
Net cash used in investing
    activities .........................................    $(2,138.0)       $(1,438.8)        $  (356.8)   $   (52.6)    $   (58.9)
Net cash provided by
    financing activities ...............................    $ 2,062.6        $ 1,477.3         $   766.1    $    25.5     $   113.9
Capital expenditures ...................................    $ 1,900.2        $ 1,413.2         $   345.8    $    57.1     $    48.7

(1) The selected financial and operating data for the years ended and as of December 31, 1999 and 1998 include the effect of the acquisitions of LCI International, Inc., Icon CMT Corp., EUnet International Limited and Phoenix Network, Inc., which occurred during 1998. The financial and operating data for the year ended and as of December 31, 1999 include the effect of the divestiture of EUnet International Limited in conjunction with the formation of the KPNQwest joint venture, which occurred In April 1999. (See further discussion of these acquisitions in "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

(2) The Company has not paid cash dividends on its Common Stock since becoming a public company in June 1997. The merger agreement between U S WEST and Qwest provides that the Company initially will pay a dividend of $0.0125 per share per quarter after completion of the merger. The payments of dividends by the combined company after the merger will depend on business conditions, the combined company's financial condition and earnings, as well as other factors.

(3) EBITDA represents earnings (loss) from operations before interest, income tax expense (benefit), depreciation and amortization. EBITDA excludes the following non-recurring items: an expense of $2.7 million in the year ended December 31, 1996 to restructure operations; merger-related expenses of $864.5 million in the year ended December 31, 1998; and merger-related expenses of $31.5 million in the year ended December 31, 1999. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's accompanying audited consolidated financial statements and the notes thereto.

OVERVIEW

Qwest Communications International Inc. ("Qwest" or the "Company") is a leading broadband Internet communications company engaged in two core businesses:
Communications Services and Construction Services.

Communications Services includes Internet, multimedia, data and voice services sold to business, consumer and government customers. Internet and multimedia services includes Internet Protocol ("IP") -- enabled services such as dedicated and dial-up Internet access, web hosting, co-location access, voice over IP, application hosting and mass storage services. Qwest also provides high-volume voice and conventional private line services to other communications providers, as well as to Internet Service Providers ("ISPs"), and other data service companies. Internet and multimedia services are being developed in alignment with existing and anticipated market demand in partnership with leading information technology companies, including the following:

o     Microsoft Corporation for business applications and service;
o KPMG LLP (through the Qwest Cyber.Solutions joint venture) for application service provider, application hosting and application management services;
o SAP America, Inc. and Hewlett Packard Company for hosting and systems management services;
o Covad Communications Group, Inc. ("Covad") and Rhythms NetConnections Inc. ("Rhythms") for digital subscriber line ("DSL") technology for high-speed local network connectivity;
o Oracle Corporation and Siebel Systems, Inc. for application hosting services; and
o     Hewlett Packard Company for high-end data storage

Construction Services constructs and installs fiber optic systems for other communications providers, as well as for the Company's own use.

Central to Qwest's strategy is the Qwest Macro CapacitySM Fiber Network, a high-capacity IP-based fiber optic network designed to allow customers to seamlessly exchange multimedia content -- images, data and voice. The technologically advanced network spans over 25,500 route-miles in North America. The network employs a self-healing SONET ring architecture. It is equipped with advanced fiber and state-of-the-art transmission electronics. Qwest's network architecture supports IP, Asynchronous Transfer Mode ("ATM") and frame relay services, as well as circuit switched services.

In 1998, Qwest became the first network service provider to complete a transcontinental IP-based fiber optic network when it activated its network from Los Angeles to San Francisco to New York. The Company announced in late 1999 that it would be the first company in the year 2000 to build a nationwide Internet Protocol OC-192 link carrying commercial traffic at 10 gigabits-per-second with the reliability of SONET architecture. Qwest also will be the first company in 2000 to introduce an all-optical Internet network coast-to-coast with maximum reliability. In addition, Qwest's European joint venture, KPNQwest, is building and will operate an 11,800-mile network spanning 46 business markets in Europe. (See further discussion of the KPNQwest joint venture below.)

Qwest is also expanding its network to carry international data and voice traffic to Mexico and the Far East. The 1,400 route-mile Mexico network is complete. The Company is also participating in a consortium of communications companies that is building an underwater cable system connecting the United States to Japan. Scheduled for completion by the fourth quarter of 2000, the 13,125-mile four-fiber pair cable will ultimately be capable of transmitting information at the rate of 640 gigabits per second.

U S WEST MERGER AGREEMENT

In July 1999, Qwest entered into a definitive merger agreement with U S WEST, Inc. ("U S WEST"). Under the terms of the merger agreement, Qwest will issue shares of its common stock having a value of $69.00 for each share of U S WEST common stock, subject to a "collar" on Qwest's average stock price between $28.26 and $39.90 per share. The number of Qwest shares to be issued for each U S WEST share will be determined by dividing $69.00 by the average of the daily volume weighted average prices of Qwest common stock for 15 randomly selected trading days over a 30-day measurement period ending three days before the closing of the transaction, provided that Qwest will not issue more than 2.44161 shares for each U S WEST share or less than 1.72932 shares for each U S WEST share. The transaction will be accounted for as a purchase, with U S WEST deemed the accounting acquiror and is structured to be tax-free to U S WEST shareowners to the extent of the Qwest stock delivered in the transaction.

If Qwest's average stock price is below $38.70 per share, the obligation under the "collar" for the amount which the price is below $38.70 per share may be satisfied in whole or in part with cash. In determining the cash amount for the collar, Qwest and U S WEST will consider Qwest's desire to reduce dilution to its stockholders, U S WEST's potential desire to provide a cash element to its stockholders and both companies' desire to maintain the combined company's strong financial condition. If the companies decide to provide cash as part of the collar consideration, the minimum exchange ratio would be 1.783.

U S WEST may terminate the merger agreement if the closing price of Qwest's shares is below $22.00 for 20 consecutive trading days before the closing, or if the average Qwest share price during the measurement period is less than $22.00.

The Boards of Directors and stockholders of both Qwest and U S WEST have approved the proposed transaction. The transaction is subject to federal and state regulatory approvals and other customary closing conditions. Closing of the transaction is expected in mid-2000.

As a result of the transaction, Qwest will become subject to the regulations applicable to U S WEST, a Regional Bell Operating Company ("RBOC"). Generally, effective as of the closing of the transaction, Qwest may not provide inter-LATA services within U S WEST's 14-state region until U S WEST receives approval to provide such services under Section 271 of the Telecommunications Act of 1996, as amended. Therefore, Qwest will be required to divest the prohibited services.

In connection with the termination of the U S WEST and Global Crossing LTD. merger agreement, U S WEST paid Global Crossing a break-up fee of $140.0 million in cash and agreed to return $140.0 million in Global Crossing shares, valued at $62.75 per share, purchased by U S WEST in connection with its agreement with Global Crossing. Qwest advanced to U S WEST the $140.0 million cash payment and agreed to purchase $140.0 million in services from Global Crossing over four years at the best commercially available prices.

STRATEGIC INVESTMENTS AND OTHER ALLIANCES

INVESTMENT IN SLINGSHOT NETWORKS LLC/ PURCHASE OF CERTAIN ASSETS OF ADMI. In September 1999, Qwest and Anschutz Digital Media, Inc. ("ADMI"), an affiliate of Qwest's principal stockholder, Anschutz Company, entered into an agreement to form a joint venture called Slingshot Networks LLC to provide advanced digital production, post-production and transmission facilities, digital media storage and distribution services, telephony-based data storage and enhanced services, access and routing services. Qwest and ADMI each own 50% of the joint venture. Qwest contributed approximately $84.8 million consisting of a promissory note payable over nine years at an annual interest rate of 6%. The agreement between Qwest and ADMI also provided that Qwest would purchase certain telephony-related assets and all of the stock of Precision Systems, Inc., a telecommunications solutions provider, from ADMI in exchange for a promissory note in the amount of $34.0 million. The promissory note is payable over nine years and bears interest at an annual rate of 6%. Qwest's investment in the joint venture is accounted for under the equity method.

INVESTMENT IN ADVANCED RADIO TELECOM CORP. In September 1999, Qwest invested $90.0 million for an approximate 19% stake in Advanced Radio Telecom Corp. ("ART"), a facilities-based, broadband ISP that provides a direct connection from customer location to the Internet, to help support the construction of ART's fixed, high-speed wireless networks. In connection with this transaction, a separate group of investors also invested $161.0 million. Qwest's investment in ART is accounted for under the cost method.

INVESTMENT IN QWEST CYBER.SOLUTIONS LLC. In June 1999, Qwest and KPMG LLP, a leading professional services firm, formed a joint venture called Qwest Cyber.Solutions LLC, to provide

Internet-based end-to-end application service provider, application hosting, and application management services. The venture will offer customers a broad set of vendor products available for Enterprise Resource Planning ("ERP"), Customer Relationship Management ("CRM") and back office solutions, a state-of-the-art IP broadband network, and technologically advanced Cybercenters. Qwest contributed approximately $60.0 million consisting of cash and other assets, and owns a 51% stake in the venture. The financial position and results of operation of the venture have been consolidated in the accompanying financial statements from the date of formation and KPMG's share in the venture is reflected as minority interest.

STRATEGIC RELATIONSHIP WITH BELLSOUTH. In April 1999, BellSouth Corporation (together with its subsidiaries, "BellSouth") and Qwest announced a strategic relationship whereby BellSouth invested approximately $3.5 billion for an approximate 10% equity stake in Qwest. Qwest issued approximately 40.7 million shares to BellSouth in exchange for approximately $1.9 billion in cash. Qwest's principal stockholder, Anschutz Company, sold approximately 33.3 million existing shares to BellSouth for approximately $1.6 billion. At the same time, a BellSouth affiliate and Qwest entered into a commercial arrangement for provisioning of a full range of integrated digital data, image and voice communications services for customers. These services will include Qwest's portfolio of data networking, Internet and voice services and BellSouth's local networking services. Once BellSouth is allowed to enter the long distance market, the companies will jointly develop and deliver a comprehensive set of end-to-end, high-speed data, image and voice communications services to business customers, with an emphasis on broadband and Internet-based data services.

KPNQWEST. In April 1999, Qwest and KPN Telecom B.V. ("KPN"), the Dutch telecommunications company, formed a joint venture ("KPNQwest") to create a pan-European IP-based fiber optic network, linked to Qwest's network in North America, for data and multimedia services. Qwest and KPN each initially owned 50 percent of KPNQwest which was initially governed by a six person supervisory board to which Qwest and KPN had each named three members. Upon formation of KPNQwest, KPN contributed two partially completed bi-directional, self-healing fiber optic rings (EuroRings(TM) 1 and 2) and certain communications services contracts to KPNQwest. Qwest contributed Xlink Internet Service Gmbh ("Xlink"), the operating subsidiaries of EUnet International Limited ("EUnet") and cash. Also, Qwest and KPN contributed transatlantic capacity that connects KPNQwest's European network with Qwest's network in North America, and also contributed certain other assets. The net book value of total assets contributed by Qwest totaled approximately $300.0 million. Qwest deconsolidated EUnet and Xlink in April 1999. Qwest's investment in KPNQwest is accounted for under the equity method.

KPNQwest offers managed broadband services, IP transit, Internet connectivity and value-added IP services, including consulting, hosting, and the broadcasting of live events over the Internet. KPNQwest also sells dark fiber along its network. Customers of KPNQwest include Internet services and content providers, multinational firms in Europe and North America, as well as telecommunications carriers, operators and others who want to purchase wholesale or retail network capacity, fiber or services.

On November 12, 1999 KPNQwest consummated an initial public offering ("KPNQwest's IPO") which has resulted in approximately 11% of KPNQwest's shares being owned by the public and the remainder of KPNQwest's shares being owned by each of Qwest and KPN equally. As a result of the change in ownership structure of KPNQwest, two outside directors were added to the supervisory board.

Also as a result of KPNQwest's IPO, Qwest recognized a gain of $414.0 million, representing its proportionate share of the increase in KPNQwest's equity. Since Qwest's investment in the foreign corporate joint venture is essentially permanent in duration, Qwest did not record deferred income taxes on the excess of its investment in KPNQwest over its tax basis in the joint venture.

INVESTMENT IN RHYTHMS. In April 1999, Qwest made an equity investment, totaling $15.0 million in cash, in DSL local networks through an agreement with Rhythms, a packet-based Competitive Local Exchange Carrier ("CLEC") that provides high-speed networking solutions for remote access to private networks and the Internet. Under this agreement, the Company will have access to the 29 metropolitan areas (10 of which are in addition to the areas covered by an agreement that Qwest has with Covad Communications Group, Inc., as discussed below) by the first quarter of 2000, while further enhancing its ability to provide its customers with high-speed DSL connectivity to its network. The Company has committed to place a minimum number of orders for DSL service over a seven-year term commencing on the date that Rhythms is operational in the 29 metropolitan areas. In the event that the Company fails to meet the order target, the Company is committed to pay Rhythms for the difference between the order target and the number of actual orders placed. Qwest's investment in Rhythms is accounted for under the cost method.

INVESTMENT IN COVAD. In January 1999, Qwest made an equity investment, totaling $15.0 million in cash, in high-speed, DSL local networks through an agreement with Covad, a packet-based CLEC. Under this agreement, the Company will have access to 22 metropolitan areas, while enhancing its ability to provide its customers with high-speed DSL connectivity to its network. The Company has committed to purchase DSL services for approximately $20.0 million over a five-year term commencing on the date that Covad's DSL services are commercially available in all 22 metropolitan areas. Qwest's investment in Covad is accounted for under the cost method.

ALLIANCE WITH MICROSOFT. In December 1998, the Company entered into a strategic alliance with Microsoft that will enable businesses to utilize high-speed network services that maximize network resources, reduce costs, generate new sources of revenue and optimize management of computing operations. The Company's service, to be built on the Microsoft(R) operating systems and application platforms, when integrated with the Company's IP-based fiber optic network, is designed for businesses of all sizes. Microsoft will license a broad range of its software to Qwest. The parties will jointly market and sell the services. In addition, Microsoft purchased 8.8 million shares of Qwest for $200.0 million.

ACQUISITIONS

Each of the acquisitions discussed below was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisition.

ICON ACQUISITION. In December 1998, the Company completed its acquisition of Icon CMT Corp. ("Icon"), a provider of integrated Internet solutions associated with web hosting and IP integration, for approximately $254.1 million in Company common stock, including approximately $3.5 million of direct acquisition costs. At the close of the acquisition, the Company issued approximately 11.8 million shares of the Company's common stock (including outstanding Icon stock options and warrants assumed by the Company).

In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process research and development ("R&D") projects, $2.3 million to developed technology, $71.8 million to other intangible assets and $194.0 million to goodwill. This allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The in-process R&D was expensed at the date of acquisition as the in-process R&D had not reached technological feasibility. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 4 to 15 years. (See further discussion of the Icon acquisition in Results of Operations.)

LCI ACQUISITION. In June 1998, the Company acquired LCI International, Inc. and subsidiaries ("LCI"), a communications services provider, for approximately $3.9 billion in Company common stock, including approximately $13.5 million in direct acquisition costs. At the close of the acquisition, the Company issued approximately 259.8 million shares of the Company's common stock (including outstanding LCI stock options assumed by the Company).

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. The allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The in-process R&D was expensed at the date of acquisition as the in-process R&D had not reached technological feasibility. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 10 to 40 years. (See further discussion of the LCI acquisition in Results of Operations.)

EUNET ACQUISITION. In April 1998, the Company acquired EUnet, a European ISP with subsidiaries in 14 countries, for approximately $154.0 million in Company common stock, including approximately $3.5 million in direct acquisition costs, and $4.2 million in cash. At the close of the acquisition, the Company issued approximately 7.9 million shares of Company common stock. The results of operations for periods beginning April 1, 1999 exclude the operating results of EUnet, which was contributed to the KPNQwest joint venture on April 1, 1999.

PHOENIX ACQUISITION. In March 1998, the Company acquired Phoenix Network, Inc. ("Phoenix"), a non-facilities-based reseller of long distance services. Approximately 1.6 million shares of the Company common stock having a value of approximately $27.2 million were exchanged for the outstanding shares of Phoenix.

SUPERNET ACQUISITION. In October 1997, the Company acquired SuperNet, Inc. ("SNI"), an ISP, for $20.0 million in cash, including acquisition costs.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

The Company reported net earnings of $458.5 million for the year ended December 31, 1999, compared to a net loss of $844.0 million for the prior year. For the comparative periods presented, the Company's results of operations include the acquisitions of the following: Icon from January 1999; LCI from June 1998; Phoenix from March 1998; and SNI from October 1997. The results of operations for periods beginning April 1, 1999 exclude the operating results of EUnet, which was contributed to KPNQwest on April 1, 1999. Excluding the effects of the gain as a result of the KPNQwest IPO and merger-related costs related to the pending merger with U S WEST, Inc. in 1999, merger-related costs and the write-off of in-process R&D costs related to the LCI, EUnet and Icon acquisitions and the charge for the redemption of a total of $87.5 million in principal amount of the Company's 107/8% Senior Notes, due 2007 (the "107/8% Notes") in 1998, the Company's reported net earnings would have been $72.6 million for the year ended December 31, 1999, compared to a net loss of $19.4 million for the same period of the prior year.

REVENUE. Components of revenue for the years ended December 31, 1999 and 1998 were as follows:

                                          Year Ended December 31,     Increase
(In Millions)                                 1999           1998    (Decrease)
                                          -------------------------------------
Communications services .............     $3,703.1       $1,554.3      $2,148.8
Construction services ...............        224.5          688.4        (463.9)
                                          -------------------------------------
    Total revenue ...................     $3,927.6       $2,242.7      $1,684.9
                                          =====================================

During the year ended December 31, 1999, as compared to the prior year, Communications Services revenue increased due to the inclusion of the first full year of revenue from the acquisitions discussed above, and to growth in all aspects of Communications Services. Construction Services revenue decreased during the year ended December 31, 1999, as compared to the prior year, primarily as a result of the completion of the milestones for which the Company had construction contracts.

OPERATING EXPENSES. Components of operating expenses for the years ended December 31, 1999 and 1998 were as follows:

                                           Year Ended December 31,     Increase
(In Millions)                                 1999           1998    (Decrease)
                                           ------------------------------------
Access and network operations .......      $2,062.7      $  961.8      $1,100.9
Construction services ...............          96.4         446.8        (350.4)
Selling, general and administrative .       1,009.3         539.6         469.7
Depreciation and amortization .......         404.1         201.7         202.4
Merger-related costs ................          31.5         846.5        (815.0)
                                           ------------------------------------
    Total operating expenses ........      $3,604.0      $2,996.4      $  607.6
                                           ====================================

Expenses for access and network operations primarily consist of the cost of operating the Company's network, Local Exchange Carrier ("LEC") access charges and the cost of leased capacity. The increase in access and network operations for the year ended December 31, 1999 over the prior year was primarily attributable to the first full year of additional expenses related to acquired entities, as well as internally generated growth in Communications Services revenue. As a result of the completion of the network in 1999, the Company was able to serve more customer needs over its own network, thereby reducing leased capacity costs as a percentage of revenue.

Expenses for Construction Services consist primarily of costs to construct the Company's network, including conduit, fiber, cable, construction crews and rights of way. Costs attributable to the construction of the network for the Company's own use are capitalized. Expenses for Construction Services decreased for the year ended December 31, 1999, as compared to the prior year, due to the completion of the milestones for which the Company had construction contracts.

Selling, general and administrative ("SG&A") expense includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. The increase in SG&A for the year ended December 31, 1999, as compared to the prior year, was due primarily to the following: the first full year of additional expenses related to acquired entities; increased sales and marketing efforts; additional bad debt expense related to the increase in Communications Services revenues; increased payroll-related costs from the recruiting and hiring of additional sales and administrative personnel; increased commissions expense related to the growth in Communications Services revenue; additional building rent expense related to increased space obtained in response to the Company's infrastructure growth; and increased property taxes and maintenance costs related to the expansion of the Company's network. During the year ended December 31, 1999, as compared to the prior year, the number of employees increased, due to expansion of the sales and customer support infrastructure, from approximately 8,700 employees at December 31, 1998 to approximately 10,000 employees at December 31, 1999. The Company expects SG&A expense to increase as the Company continues expansion of its Communications Services business.

The Company's depreciation and amortization expense increased due primarily to activating additional segments of the Company's network during the year ended December 31, 1999, purchases of assets to accommodate the Company's growth and the first full year of depreciation and amortization of assets and goodwill related to the Company's acquisitions. The Company expects that depreciation expense will continue to increase in subsequent periods as the Company continues to activate additional capacity on its network, and continues the build-out of local networks and CyberCenters.

During the years ended December 31, 1999 and December 31, 1998, the Company recorded $31.5 million and $846.5 million in merger-related costs, respectively. The merger-related costs incurred in 1999 relate to the pending merger with U S WEST, Inc. and are comprised primarily of fees for professional services. The merger-related costs incurred in 1998 relate to the merger with LCI and Icon, including $760.0 million of in-process R&D, $31.0 million of duplicate facilities, $49.0 million of channel consolidation and duplicate commitments and $6.5 million of other miscellaneous merger costs. Of these merger costs, approximately $4.5 million remain accrued as of December 31, 1999.

OTHER EXPENSE (INCOME). Components of other expense (income) for the years ended December 31, 1999 and 1998, were as follows:

                                           Year Ended December 31,
(In Millions)                                 1999           1998       Change
                                           ------------------------------------
Interest expense, net ...............      $  151.0      $   97.3      $   53.7
Gain on KPNQwest investment .........        (414.0)           --        (414.0)
Other expense (income), net .........           3.1          (1.2)          4.3

The increase in interest expense, net of capitalized interest during the year ended December 31, 1999, as compared to the prior year, resulted from the senior notes issued in 1998 being outstanding for the full fiscal year in 1999 (see "Liquidity and Capital Resources" below). The gain on KPNQwest investment represents Qwest's proportionate share of the increase in KPNQwest's equity as a result of KPNQwest's IPO in November 1999. The change in other expense (income), net, is due primarily to Qwest's share of losses from its equity investments, partially offset by an increase in interest income, resulting from higher average cash balances.

INCOME TAXES. Effective with the LCI merger, the Company is no longer included in the consolidated federal income tax return of Anschutz Company ("Anschutz"). As a result, the tax-sharing agreement with Anschutz is no longer effective for activity after June 5, 1998. The Company is still subject to the provisions of the tax-sharing agreement for activity through June 5, 1998. The Company previously recognized a deferred tax asset attributable to its net operating loss carry forwards under the tax-sharing agreement. The Company currently believes the tax benefits previously recognized under the tax-sharing agreement may be realized through tax planning strategies.

The Company's effective tax rate for the year ended December 31, 1999 differed from the statutory income tax rate primarily as a result of the exclusion of the gain from the KPNQwest IPO and the non-deductibility of amortization of acquisition-related goodwill. The effective tax rate for the year ended December 31, 1998 differed from the statutory rate primarily as a result of the non-deductibility of R&D write-offs and amortization of acquisition-related goodwill. After giving effect to non-deductible charges, the Company expects that its combined provision for federal and state income tax will be approximately 40%.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

The Company reported a net loss of $844.0 million in the year ended December 31, 1998, compared to net earnings of $14.5 million in the same period of the prior year. For the comparative periods presented, the Company's results of operations include the acquisitions of the following: LCI from June 1998; EUnet from April 1998; Phoenix from March 1998; and SNI from October 1997. Excluding the effects of the merger-related costs and the write-off of in-process R&D costs related to the LCI, EUnet and Icon acquisitions in 1998 and the charge for the redemption of a total of $87.5 million in principal amount of the Company's 107/8% Notes, the Company's reported net loss would have been $19.4 million for the year ended December 31, 1998 compared to net earnings of $14.5 million for the same period of the prior year.

REVENUE. Components of revenue for the years ended December 31, 1998 and 1997 were as follows:

                                           Year Ended December 31,
(In Millions)                                 1998           1997      Increase
                                           ------------------------------------
Communications services .............      $1,554.3      $  115.3      $1,439.0
Construction services ...............         688.4         581.4         107.0
                                           ------------------------------------
    Total revenue ...................      $2,242.7      $  696.7      $1,546.0
                                           ====================================

During the year ended December 31, 1998, as compared to the prior year, Communications Services revenue increased due to the addition of revenue from the acquisitions discussed above, and due to growth in all aspects of Communications Services. Construction Services revenue increased during the year ended December 31, 1998, as compared to the prior year, primarily as a result of additional dark fiber sales to other carriers and the completion of additional milestones for which the Company had construction contracts.

OPERATING EXPENSES. Components of operating expenses for the years ended December 31, 1998 and 1997 were as follows:

                                           Year Ended December 31,
(In Millions)                                 1998           1997      Increase
                                           ------------------------------------
Access and network operations .......      $  961.8      $   86.0      $  875.8
Construction services ...............         446.8         408.3          38.5
Selling, general and administrative .         539.6         158.7         380.9
Depreciation and amortization .......         201.7          20.2         181.5
Merger-related costs ................         846.5            --         846.5
                                           ------------------------------------
    Total operating expenses ........      $2,996.4      $  673.2      $2,323.2
                                           ====================================

Expenses for access and network operations primarily consist of the cost of operating the Company's network, LEC access charges and the cost of leased capacity. The increase in access and network operations for the year ended December 31, 1998 over the prior year was primarily attributable to growth in revenue from acquisitions, as well as internally generated growth in Communications Services revenue.

Expenses for Construction Services consist primarily of costs to construct the Company's network, including conduit, fiber, cable, construction crews and rights of way. Costs attributable to the construction of the network for the Company's own use are capitalized. Expenses for Construction Services increased for the year ended December 31, 1998, as compared to the prior year, due to additional contracts that were signed during 1998 and further completion of the Company's network.

Selling, general and administrative ("SG&A") expense includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. The increase in SG&A for the year ended December 31, 1998, as compared to the prior year, was due primarily to the following: additional expenses related to acquired entities; increased sales and marketing efforts; additional bad debt expense related to the increase in Communications Services revenues; increased payroll-related costs from the recruiting and hiring of additional sales and administrative personnel; increased commissions expense related to the growth in Communications Services revenue; additional building rent expense related to increased space obtained in response to the Company's infrastructure growth; and increased property taxes and maintenance costs related to the increase of fixed assets along the Company's network. During the year ended December 31, 1998, as compared to the prior year, the number of employees increased, due to acquisitions and the expansion of the sales and customer support infrastructure, from approximately 1,600 employees at December 31, 1997 to approximately 8,700 employees at December 31, 1998. The increase in SG&A was partially offset by a decrease in expense recognized under the Company's Growth Share Plan (the "Growth Share Plan"), which was established in October 1996 for certain employees and directors of the Company.

The Company's depreciation and amortization expense increased due primarily to activating additional segments of the Company's network during the year ended December 31, 1998, purchases of assets to accommodate the Company's growth and depreciation and amortization of assets and goodwill related to the Company's acquisitions.

During the year ended December 31, 1998, the Company recorded $86.5 million in merger-related costs related to the merger with LCI, including $31.0 million of duplicate facilities, $49.0 million of channel consolidation and duplicate commitments and $6.5 million of other miscellaneous merger costs. Of these merger costs, approximately $6.0 million remain accrued as of December 31, 1998.

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. The allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the merger, the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses. Accordingly, these costs were expensed as of the merger date. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 10 to 40 years.

The Company assessed and allocated values to the in-process R&D. The values assigned to these assets were determined by identifying significant research projects for which technological feasibility had not been established. These assets consisted of a significant number of R&D projects grouped into three categories: (1) next-generation network systems automation tools; (2) advanced data services, including frame relay and Internet Protocol technologies; and (3) new operational systems and tools. Taken together, these projects, if successful, will enable the Company to provide advanced voice and data services as well as sophisticated network management and administration functions. A brief description of the three categories of in-process projects is presented below:

o R&D RELATED TO NETWORK SYSTEMS AUTOMATION. These R&D projects are intended to create a new method of automating LCI's service provisioning and network management systems, and were valued at approximately $218.0 million. These proprietary projects include the development of data warehousing and new interface technologies to enable the interchange of data across disparate networks. As of the transaction date, the Company believes that the overall project was 60% complete. As of December 31, 1999 these projects were substantially complete.

o R&D RELATED TO FRAME RELAY AND IP SERVICES. These projects involve R&D related to the deployment of frame relay and IP technologies within the LCI network, and were valued at approximately $155.0 million. With the completion of this next-generation network, the Company will be able to address emerging new demand trends for data services. Management considers this a complex project due to the customized work required. As of the transaction date, the Company believes the overall project was approximately 60% to 70% complete. As of December 31, 1999 these projects were substantially complete.

o R&D RELATED TO OPERATIONAL SYSTEMS AND TOOLS. These projects involve R&D related to the development of new service and network management tools and engineering functions, and were valued at approximately $309.0 million. These proprietary projects are closely associated with LCI's deployment of advanced data services. Applications enabled by these new technologies include the ability to offer new products and service packages. As of the acquisition date, the Company believes the projects were 60% to 70% complete. As of December 31, 1999 these projects were substantially complete.

The value assigned to purchased in-process technology was determined by estimating the contribution of the purchased in-process technology to developing commercially viable products, estimating the resulting net cash flows from the expected product sales of such products, and discounting the net cash flows from the expected product sales of such products to their present value using a risk-adjusted discount rate.

The Company estimates total revenues from the specific acquired in-process technology will peak in 2003 and will steadily decline from 2004 through 2009 as other new product and service technologies are expected to be introduced by the Company. These projections are based on management's estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions. Discounting the net cash flows back to their present values is based on the weighted average cost of capital ("WACC"). The business enterprise comprises various types of assets, each possessing different degrees of investment risk contributing to LCI's overall WACC. Intangible assets are assessed higher risk factors due to their lack of liquidity and poor versatility for redeployment elsewhere in the business. Reasonable returns on monetary and fixed assets were estimated based on prevailing interest rates. The process for quantifying intangible asset investment risk involved consideration of the uncertainty associated with realizing discernible cash flows over the life of the asset. A discount rate of 19% was used for valuing the in-process R&D. This discount rate is higher than the implied WACC due to the inherent uncertainties surrounding the successful development, the useful life and the profitability levels of the purchased in-process technology, and the uncertainty of technological advances that are unknown at this time. As is standard in the appraisal of high-growth markets, projected revenues, expenses and discount rates reflect the probability of technical and marketing successes.

The value of the in-process projects was adjusted to reflect value and contribution of the acquired R&D. In doing so, consideration was given to the R&D's stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete projects.

The Company believes that the foregoing assumptions used in the forecasts were reasonable at the time of the merger. The Company cannot assure, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.

In connection with the acquisition of EUnet, the Company allocated $68.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services as well as the development of the necessary customer care and network management systems. Since these projects had not yet reached technological feasibility and had no alternative future use at the acquisition date, there was no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services, including end-to-end solutions methodology designed to provide system-wide solutions for high-end corporate customers, a next-generation high-speed network system, and an improved network management system with added features. Since these projects had not yet reached technological feasibility and had no alternative future uses as of the acquisition date, there was no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

OTHER EXPENSE (INCOME). Components of other expense (income) for the years ended December 31, 1998 and 1997, were as follows:

                                           Year Ended December 31,
(In Millions)                                 1998           1997        Change
                                           ------------------------------------
Interest expense, net ...............      $   97.3      $   18.8      $   78.5

Other income, net ...................          (1.2)        (18.9)         17.7

The increase in interest expense, net of capitalized interest during the year ended December 31, 1998, as compared to the prior year, resulted from an increase in long-term indebtedness (see "Liquidity and Capital Resources" below), partially offset by an increase in capitalized interest resulting from construction of the Company's network. Other income, net, decreased due primarily to decreases in interest income, resulting from lower average cash balances, and a charge of $12.9 million for the redemption of a total of $87.5 million in principal amount of the 107/8% Notes. Additionally, in 1997, the Company recorded a $9.3 million gain on sale of contract rights.

INCOME TAXES. Effective with the LCI merger, the Company is no longer included in the consolidated federal income tax return of Anschutz. As a result, the tax-sharing agreement with Anschutz is no longer effective for activity after June 5, 1998. The Company is still subject to the provisions of the tax-sharing agreement for activity through June 5, 1998. The Company previously recognized a deferred tax asset attributable to its net operating loss carry forwards under the tax-sharing agreement. The Company currently believes the tax benefits previously recognized under the tax-sharing agreement may be realized through tax planning strategies.

The Company's effective tax rate for the year ended December 31, 1998 differed from the statutory income tax rate primarily as a result of the non-deductibility of R&D write-offs and amortization of acquisition-related goodwill. The effective tax rate for the year ended December 31, 1997 differed from the statutory rate primarily as a result of the non-deductibility of a portion of the Growth Share Plan expense and amortization of acquisition-related goodwill. After giving effect to non-deductible charges, the Company expects that its combined provision for federal and state income tax will be approximately 40%.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 1999, cash used in operations was $38.2 million; cash used in investing activities was $2,138.0 million, including $1,900.2 million of capital expenditures; and cash provided by financing activities was $2,062.6 million. Cash provided by financing activities includes an approximate $1.9 billion equity investment by BellSouth and employee stock transactions of $150.3 million.

The Company believes that its available cash and cash equivalent balances at December 31, 1999, cash flow from operations, existing credit facilities and the proposed credit limit increase on its revolving credit facility (described below) will satisfy its currently anticipated cash requirements at least for the next 12 months. The Company anticipates future capital expenditures during 2000 to support its growth in communications services, including continued expansion of data products and services, activation of additional capacity along the Company's network, new CyberCenter construction and local access initiatives to be approximately $2.5 to $2.7 billion.

In March 1999, the Company entered into a $1.0 billion credit agreement with a syndicate of banks. This credit agreement provides for two five-year revolving credit facilities for a total of $500.0 million and one 364-day revolving credit facility in the amount of $500.0 million. The credit facilities bear interest at either the bank base rate of interest or LIBOR plus an applicable margin. As of December 31, 1999, there were no borrowings outstanding under the credit agreement.

The Company's credit agreement contains a provision whereby all amounts outstanding under the agreement must be repaid as a result of a "change of control" of the Company. While the Company does not believe that a change of control will occur, the Company is currently negotiating an amendment to the existing credit agreement and is taking other actions to ensure that the U S WEST merger does not constitute a "change of control." The Company is also taking such other actions necessary to permit the Company to consummate the merger. Such amendment is expected to be in place prior to the end of the first quarter of 2000. In addition, the Company is in the process of extending the term of the existing $500 million 364-day revolving credit facility and adding an additional $1.0 billion credit facility. Consummation of the additional credit facility is conditioned, among other things, on the execution of a mutually satisfactory credit agreement, which is expected to occur prior to the end of the first quarter of 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 3, 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective upon issuance. The Company believes that the adoption of this standard will not have a material effect on the Company's consolidated results of operations or financial position.

YEAR 2000

The Company established a year 2000 program office to prepare for and monitor the rollover to the year 2000 and related dates throughout the 2000 calendar year ("Year 2000 Rollover Events"). Since its inception through December 31, 1999, the program office incurred $20 million in expenses to inventory, assess, modify, test and deploy applications and hardware of the Company as well as to develop contingency plans in the event of failure during a Year 2000 Rollover Event. Costs anticipated to be incurred in 2000 for the continued monitoring of Year 2000 Rollover Events are expected to be less than $1.0 million.

The most significant of the Year 2000 Rollover Events was the rollover from December 31, 1999 to January 1, 2000. In preparation for this Rollover Event, the Company established five command centers to monitor for events and coordinate and communicate needed responses. While minor year 2000 issues arose within certain of the Company's internal systems, there were no year 2000 issues which caused disruptions of voice, data or Internet services to customers. Although the Company has not identified a new year 2000 event since January 5, 2000, it is possible that the effects of some events have not yet been identified or that future Year 2000 Rollover Events will have an impact. The Company has contingency plans that can be enacted in the case of such future failures, and additional customer service and technical support resources will be deployed during future Year 2000 Rollover Event dates such as February 29, 2000 and January 1, 2001.

INFLATION

Inflation has not significantly affected the Company's operations during the past three years.

           Quantitative and Qualitative Disclosures about Market Risk

During 1997 and 1998, the Company issued $250.0 million of 107/8% Senior Notes, due 2007, $555.9 million of 9.47% Senior Discount Notes, due 2007, $450.5 million of 8.29% Senior Discount Notes, due 2008, $750.0 million of 7.50% Senior Notes, due 2008, and $300.0 million of 7.25% Senior Notes, due 2008 (collectively "the Notes"). In connection with its acquisition of LCI in June 1998, the Company assumed LCI's existing debt instruments, including $350.0 million of 7.25% Notes, due 2007. On December 31, 1998, the Company exercised its option to redeem 35%, or $87.5 million in principal amount, of the 107/8% Notes at a redemption price of 110.875%.

The Company's long-term debt obligations are principally fixed interest rate and non-trading in nature, and as a result, the Company is less sensitive to market rate fluctuations. The Company does not use derivative financial instruments to manage its interest rate risk and has no cash flow exposure due to general interest rate changes for its fixed interest rate long-term debt. The table below provides information about the Company's market risk exposure associated with changing interest rates on its fixed rate debt and capital lease and other obligations.

Collectively, the fixed rate debt, capital lease and other obligations, with a carrying value of $2,369.7 million, had an estimated fair value of $2,361.5 million at December 31, 1999, based on current interest rates offered for debt of similar terms and maturity.

The Company's European-country operations were not material to the Company's consolidated financial position as of December 31, 1999, and results of operations or cash flows for the year ended December 31, 1999. In addition, foreign currency transaction gains and losses were not material to the Company's results of operations for the year ended December 31, 1999, and the Company was not subject to material foreign currency exchange rate risk from the effects of exchange rate movements of foreign currencies on the costs or cash flows the Company would receive from its share of the KPNQwest joint venture. To date, the Company has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

                                                                       Expected Maturity
                                      --------------------------------------------------------------------------------------
                                                                                                       Unamortized
                                         2000       2001       2002       2003       2004   Thereafter    Discount     Total
                                      --------------------------------------------------------------------------------------
Long-term fixed rate debt .........   $     --   $     --   $     --   $     --   $     --   $2,568.9    $ (224.8)  $2,344.1

Capital lease and other obligations   $    1.4   $    2.1   $    2.6   $    3.0   $    3.6   $   12.9    $     --   $   25.6

Average interest rate .............        8.2%       8.2%       8.2%       8.2%       8.2%       8.2%                   8.2%

                    Report of Independent Public Accountants

To the Board of Directors and Stockholders of Qwest Communications International
Inc.:

We have audited the accompanying consolidated balance sheet of Qwest Communications International Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Denver, Colorado,
January 31, 2000.

                          Independent Auditors' Report

To the Board of Directors
Qwest Communications International Inc.:

We have audited the accompanying consolidated balance sheet of Qwest Communications International Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Denver, Colorado
February 2, 1999

                     Consolidated Statements of Operations

                   For the Three Years Ended December 31, 1999
                   (In Millions, Except Per Share Information)

                                                             1999         1998         1997
                                                        -----------------------------------
Revenue:
    Communications services .........................   $ 3,703.1    $ 1,554.3    $   115.3
    Construction services ...........................       224.5        688.4        581.4
                                                        -----------------------------------
       Total revenue ................................     3,927.6      2,242.7        696.7
                                                        -----------------------------------
Operating expenses:
    Access and network operations ...................     2,062.7        961.8         86.0
    Construction services ...........................        96.4        446.8        408.3
    Selling, general and administrative .............     1,009.3        539.6        158.7
    Depreciation and amortization ...................       404.1        201.7         20.2
    Merger costs ....................................        31.5         86.5           --
    Provision for in-process research and development          --        760.0           --
                                                        -----------------------------------
       Total operating expenses .....................     3,604.0      2,996.4        673.2
                                                        -----------------------------------
       Earnings (loss) from operations ..............       323.6       (753.7)        23.5
Other expense (income):
    Interest expense, net ...........................       151.0         97.3         18.8
    Gain on KPNQwest investment .....................      (414.0)          --           --
    Other expense (income), net .....................         3.1         (1.2)       (18.9)
                                                        -----------------------------------
       Earnings (loss) before income taxes ..........       583.5       (849.8)        23.6
Income tax expense (benefit) ........................       125.0         (5.8)         9.1
                                                        -----------------------------------
    Net earnings (loss) .............................   $   458.5    $  (844.0)   $    14.5
                                                        -----------------------------------
Net earnings (loss) per share - basic ...............   $    0.63    $   (1.51)   $    0.04
                                                        -----------------------------------
Net earnings (loss) per share - diluted .............   $    0.60    $   (1.51)   $    0.04
                                                        -----------------------------------
Weighted average shares outstanding - basic .........       727.8        558.2        381.0
                                                        -----------------------------------
Weighted average shares outstanding - diluted .......       764.3        558.2        388.1
                                                        ===================================

See accompanying notes to consolidated financial statements.

                           Consolidated Balance Sheets

                        As of December 31, 1999 and 1998
                     (In Millions, Except Share Information)

                                                                     1999         1998
                                                                ----------------------
ASSETS
Current assets:
    Cash and cash equivalents ...............................   $   349.2    $   462.8
    Accounts receivable (net of allowance of
       $68.3 million and $56.2 million) .....................     1,136.7        628.1
    Prepaid expenses and other current assets ...............       299.3        348.2
                                                                ----------------------
       Total current assets .................................     1,785.2      1,439.1
Property and equipment, net .................................     4,108.7      2,655.4
Excess of cost over net assets acquired (net of accumulated
    amortization of $162.1 million and $59.8 million) .......     3,290.1      3,402.0
Investment in KPNQwest ......................................       680.0           --
Intangible and other assets (net of accumulated
    amortization of $71.3 and $24.1 million) ................     1,194.1        571.1
                                                                ----------------------
TOTAL ASSETS ................................................   $11,058.1    $ 8,067.6
                                                                ======================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable ........................................   $   209.9    $   205.1
    Facility costs accrued and payable ......................       275.4        300.2
    Accrued expenses and other ..............................       753.1        732.2
                                                                ----------------------
       Total current liabilities ............................     1,238.4      1,237.5
Debt and capital lease obligations, net of current portion ..     2,368.3      2,307.1
Other long-term liabilities .................................       394.9        284.8
                                                                ----------------------
       Total liabilities ....................................     4,001.6      3,829.4
                                                                ----------------------
Minority interest ...........................................        55.2           --

Commitments and contingencies

Stockholders' equity:
    Preferred stock - $.01 par value; authorized
       200.0 million shares; no shares issued and outstanding          --           --
    Common stock - $.01 par value; authorized 5.0 billion
       shares; 750.0 million shares and 694.0 million shares
       issued and outstanding ...............................         7.5          6.9
    Paid-in capital .........................................     7,278.3      5,105.0
    Accumulated other comprehensive income ..................       132.9          2.2
    Accumulated deficit .....................................      (417.4)      (875.9)
                                                                ----------------------
       Total stockholders' equity ...........................     7,001.3      4,238.2
                                                                ----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..................   $11,058.1    $ 8,067.6
                                                                ======================

See accompanying notes to consolidated financial statements.

                Consolidated Statements of Stockholders' Equity

                   For the Three Years Ended December 31,1999
                                  (In Millions)

                                                             Common Stock                   Accumulated
                                                          -------------------- Additional         Other                       Total
                                                          Number of               Paid-in Comprehensive   Accumulated  Stockholders'
                                                             Shares     Amount    Capital        Income       Deficit        Equity
                                                          --------------------------------------------------------------------------
Balances, January 1, 1997 ..............................      346.0   $    3.4   $   52.5     $     --     $  (46.4)       $    9.5
Issuance of common stock in initial public offering, net       62.1        0.8      318.8           --           --           319.6
Issuance of common stock in employee stock
    transactions, including related income tax benefits         5.2         --       38.2           --           --            38.2
Net earnings ...........................................         --         --         --           --         14.5            14.5
                                                          -------------------------------------------------------------------------

Balances, December 31, 1997 ............................      413.3        4.2      409.5           --        (31.9)          381.8
Issuance of common stock in employee stock
    transactions, including related income tax benefits        23.6        0.2      167.7           --           --           167.9
Issuance of common stock, warrants
    and options in acquisitions ........................      248.3        2.5    4,327.8           --           --         4,330.3
Issuance of common stock to Microsoft Corporation ......        8.8         --      200.0           --           --           200.0
Comprehensive income:
    Currency translation adjustments
       (net of related taxes of $1.2) ..................         --         --         --          2.2           --             2.2
    Net loss ...........................................         --         --         --           --       (844.0)         (844.0)
                                                          -------------------------------------------------------------------------
       Total comprehensive income ......................         --         --         --          2.2       (844.0)         (841.8)
                                                          -------------------------------------------------------------------------

Balances, December 31, 1998 ............................      694.0        6.9    5,105.0          2.2       (875.9)        4,238.2
Issuance of common stock in employee stock
    transactions, including related income tax benefits        14.6        0.2      244.7           --           --           244.9
Issuance of common stock to BellSouth Corporation ......       40.7        0.4    1,921.3           --           --         1,921.7
Other ..................................................        0.7         --        7.3           --           --             7.3
Comprehensive income:
    Currency translation adjustments (net of related tax
       benefit of $0.9) ................................         --         --         --         (1.4)          --            (1.4)
    Net change in unrealized gain on marketable equity
       securities (net of related taxes of $89.3) ......         --         --         --        132.1           --           132.1
    Net earnings .......................................         --         --         --           --        458.5           458.5
                                                          -------------------------------------------------------------------------
       Total comprehensive income ......................         --         --         --        130.7        458.5           589.2
                                                          -------------------------------------------------------------------------
Balances, December 31, 1999 ............................      750.0   $    7.5   $7,278.3     $  132.9     $ (417.4)       $7,001.3
                                                          =========================================================================


See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                   For the Three Years Ended December 31, 1999
                                  (In Millions)

                                                                        1999        1998        1997
                                                                    --------------------------------
Cash flows from operating activities:
    Net earnings (loss) .........................................   $  458.5    $ (844.0)   $   14.5
    Adjustments to reconcile net earnings (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization ............................      404.1       201.7        20.2
       Provision for bad debts ..................................      192.6        82.8         7.8
       Interest accretion on discount notes .....................       66.3        58.4         6.9
       Restructuring and merger non-cash charges ................         --       846.5          --
       Deferred income tax expense (benefit) ....................      124.7        (7.8)        9.0
       Gain on KPNQwest investment ..............................     (414.0)         --          --
       Equity in subsidiary losses ..............................       33.6         0.9          --
       Changes in operating assets and liabilities,
           net of effect of business combinations:
              Accounts receivable ...............................     (714.7)     (317.0)      (39.7)
              Net securitization payment ........................         --      (100.7)         --
              Accounts payable ..................................       18.2       (33.2)       53.1
              Facility costs accrued and payable ................      (24.8)      128.9         4.6
              Accrued expenses and other ........................         (3)      210.7        88.0
              Other long-term assets ............................     (285.1)      (46.5)       (2.9)
              Other long-term liabilities .......................      (20.0)      (71.4)       (0.1)
              Other changes .....................................      125.4       (64.8)     (197.8)
                                                                    --------------------------------
              Net cash provided by (used in) operating activities      (38.2)       44.5       (36.4)
                                                                    --------------------------------
Cash flows from investing activities:
    Expenditures for property and equipment .....................   (1,900.2)   (1,413.2)     (345.8)
    Acquisitions, investments and other .........................     (237.8)      (25.6)      (11.0)
                                                                    --------------------------------
              Net cash used in investing activities .............   (2,138.0)   (1,438.8)     (356.8)
                                                                    --------------------------------

Cash flows from financing activities:
    Proceeds from long-term debt ................................         --     1,403.5       678.0
    Repayments of long-term debt ................................       (4.1)     (164.3)     (200.2)
    Net short-term debt activity ................................       (5.3)     (105.6)         --
    Proceeds from issuance of common stock, net .................    1,921.7       200.0       319.5
    Proceeds from employee stock transactions, issuance of
       stock warrants and other .................................      150.3       143.7       (31.2)
                                                                    --------------------------------
           Net cash provided by financing activities ............    2,062.6     1,477.3       766.1
                                                                    --------------------------------
           Net increase (decrease) in cash and cash equivalents .     (113.6)       83.0       372.9

    Cash and cash equivalents, beginning of period ..............      462.8       379.8         6.9
                                                                    --------------------------------
    Cash and cash equivalents, end of period ....................   $  349.2    $  462.8    $  379.8
                                                                    ================================

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                       Three Years Ended December 31, 1999

NOTE 1 > BUSINESS AND BACKGROUND

Qwest Communications International Inc. ("Qwest" or the "Company") is a leading broadband Internet communications company engaged in two core businesses:
Communications Services and Construction Services.

Communications Services includes Internet, multimedia, data and voice services sold to business, consumer and government customers. In addition, it provides high-volume voice and conventional private line services to other communications providers, as well as to Internet Service Providers ("ISPs"), and other data service companies.

Construction Services constructs and installs fiber optic systems for other communications providers, as well as for the Company's own use. The Company began operations in 1988 constructing fiber optic conduit systems primarily for major long distance carriers in exchange for cash and capacity rights. The Company has entered into construction contracts for the sale of dark fiber with three major customers whereby the Company has agreed to install and provide dark fiber to each along portions of the Company's network. In addition to these contracts, the Company has signed agreements with other communications providers and government agencies for the sale of dark fiber along the Company's network. Revenue from Construction Services generally is recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed.

Qwest was wholly-owned by Anschutz Company ("Anschutz") until June 27, 1997, when the Company issued common stock in an initial public offering (the "IPO"). As of December 31, 1999, Anschutz owned approximately 38.3% of the outstanding common stock of the Company.

In July 1999, Qwest entered into a definitive merger agreement with U S WEST, Inc. The transaction will be accounted for as a purchase with U S WEST deemed the accounting acquiror and is structured to be tax-free to U S WEST shareowners to the extent of the Qwest stock delivered in the transaction. The Boards of Directors and stockholders of both Qwest and U S WEST have approved the proposed merger. The merger is subject to federal and state regulatory approvals and other customary closing conditions. Closing of the merger is expected by mid-2000 (see Note 3).

NOTE 2 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

COMMUNICATIONS SERVICES REVENUE. Revenue from communications services is generally recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

LONG-TERM CONSTRUCTION CONTRACTS. The Company accounts for long-term construction contracts relating to the development of communications networks using the percentage of completion method. Under the percentage of completion method, progress is generally measured on performance milestones relating to the contract where such milestones fairly refiect progress toward contract completion.

Network construction costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. When necessary, estimated losses on uncompleted contracts are expensed in the period in which they are identified. Contract costs are estimated using allocations of the total cost of constructing the network. Revisions to estimated profits on contracts are recognized in the period they become known.

RESEARCH AND DEVELOPMENT. In connection with the acquisitions of LCI International, Inc. and subsidiaries ("LCI"), EUnet International Limited ("EUnet") and Icon CMT Corp. ("Icon") in 1998, the Company expensed $760.0 million for in-process R&D projects since the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses as of the acquisition date. These projects related to the development of advanced voice and data services as well as sophisticated network management and administration functions (See Note 3).

R&D costs incurred in the normal course of business are expensed as incurred. The Company incurred approximately $36.3 million and $27.7 million of such costs in 1999 and 1998, respectively. R&D costs were insignificant in 1997.

ADVERTISING COSTS. Costs for advertising are generally expensed as incurred within the fiscal year. If it is determined that the advertising qualifies as direct response advertising, the costs are deferred and amortized over the period of benefit, not to exceed one year.

COMPREHENSIVE INCOME. Comprehensive income consists of unrealized gains and losses on marketable equity securities, currency translation adjustments and net earnings (loss).

CASH AND CASH EQUIVALENTS. The Company classifies cash on hand and deposits in banks, including money market accounts, and any other investments with a maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents.

SALES OF EQUITY SECURITIES BY EQUITY METHOD INVESTEES. Increases or decreases in the Company's investments resulting from sales of equity securities by the investee company are included as gains or losses in the accompanying consolidated statements of operations (See Note 4).

UNREALIZED HOLDING GAIN (LOSS) ON EQUITY SECURITIES. The Company's equity investments in certain publicly traded companies are classified as available-for-sale securities. Accordingly, these investments are included in other assets at fair market value of approximately $259.7 million and $4.0 million at December 31, 1999 and 1998, respectively. The unrealized holding gain on these marketable equity securities, net of taxes, is included as a component of stockholders' equity in the accompanying consolidated financial statements. As of December 31, 1999, the gross unrealized holding gain on these securities was $221.4 million. There were no sales of marketable equity securities for the years ended December 31, 1999, 1998 and 1997.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation of buildings and equipment is computed on a composite straight-line basis. The cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs, including interest during construction, are capitalized. Interest capitalized in the years ended December 31, 1999, 1998 and 1997 was approximately $53.1 million, $41.6 million and $17.7 million, respectively.

The useful lives of property and equipment are as follows:

    Facility and leasehold improvements           5 - 30 years or lease term
    Communications and construction equipment     3 - 10 years
    Fiber optic network                           10 - 25 years
    Office equipment                              3 - 7 years
    Capital leases                                lease term

IMPAIRMENT OF LONG-LIVED ASSETS. The Company reviews its long-lived assets, including the excess of cost over net assets acquired, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's or the acquired business's expected future undiscounted cash flows without interest costs. If the expected future cash flow exceeds the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the fair value of the asset. No impairment expense was recognized in 1999, 1998 or 1997.

EXCESS OF COST OVER NET ASSETS ACQUIRED, INTANGIBLE AND OTHER LONG-TERM ASSETS. These assets include goodwill, deferred compensation and acquired intangibles such as customer lists, work force and developed technology. Such costs are amortized on a straight-line basis over periods ranging from 3 to 40 years. Amortization is included in depreciation and amortization expense in the accompanying consolidated statements of operations and totaled $154.2 million, $46.5 million and $0.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of the Company's financial instruments other than long-term borrowings approximate fair value. The fair value of fixed rate debt is discussed in Note 7.

STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation using the intrinsic value method under which no expense is recognized for grants with an exercise price equal to or greater than the fair value of the underlying security.

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year balances have been reclassified to conform to the 1999 presentation.

NOTE 3 > MERGERS & ACQUISITIONS

U S WEST

In July 1999, Qwest entered into a definitive merger agreement with U S WEST, Inc. Under terms of the merger agreement, Qwest will issue shares of its common stock having a value of $69.00 for each share of U S WEST common stock, subject to a "collar" on Qwest's average stock price between $28.26 and $39.90 per share. The number of Qwest shares to be issued for each U S WEST share will be determined by dividing $69.00 by the average of the daily volume weighted average prices of Qwest common stock for 15 randomly selected trading days over a 30-day measurement period ending three days before the closing of the transaction, provided that Qwest will not issue more than 2.44161 shares for each U S WEST share or less than 1.72932 shares for each U S WEST share. The transaction will be accounted for as a purchase with U S WEST deemed the accounting acquiror and is structured to be tax-free to U S WEST shareowners to the extent of the Qwest stock delivered in the transaction.

If Qwest's average stock price is below $38.70 per share, the obligation under the "collar" for the amount which the price is below $38.70 per share may be satisfied in whole or in part with cash. In determining the cash amount for the collar, Qwest and U S WEST will consider Qwest's desire to reduce dilution to its stockholders, U S WEST's potential desire to provide a cash element to its stockholders and both companies' desire to maintain the combined company's strong financial condition. If the companies decide to provide cash as part of the collar consideration, the minimum exchange ratio would be 1.783.

U S WEST may terminate the merger agreement if the closing price of Qwest's shares is below $22.00 for 20 consecutive trading days before the closing, or if the average Qwest share price during the measurement period is less than $22.00. The Boards of Directors and stockholders of both Qwest and U S WEST have approved the proposed transaction. The transaction is subject to federal and state regulatory approvals and other customary closing conditions. Closing of the transaction is expected in mid-2000.

As a result of the transaction, Qwest will become subject to the regulations applicable to U S WEST, a Regional Bell Operating Company ("RBOC"). Generally, effective as of the closing of the transaction, Qwest may not provide inter-LATA transport services within U S WEST's 14-state region until U S WEST receives approval to provide such services under Section 271 of the Telecommunications Act of 1996, as amended. Therefore, Qwest is in the process of divesting the prohibited services.

In connection with the termination of the U S WEST and Global Crossing LTD. merger agreement, U S WEST paid Global Crossing a break-up fee of $140.0 million in cash and agreed to return $140.0 million in Global Crossing shares, valued at $62.75 per share, purchased by U S WEST in connection with its agreement with Global Crossing. Qwest advanced to U S WEST the $140.0 million cash payment and agreed to purchase $140.0 million in services from Global Crossing over four years at the best commercially available prices.

OTHER ACQUISITIONS

Each of the acquisitions discussed below was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisition.

ICON ACQUISITION

In December 1998, the Company acquired Icon, a provider of integrated Internet solutions associated with web hosting and IP integration, for approximately $254.1 million in Company common stock, including approximately $3.5 million of direct acquisition costs. At the close of the acquisition, the Company issued approximately 11.8 million shares of the Company's common stock (including outstanding Icon stock options and warrants assumed by the Company). In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services, including end-to-end solutions methodology designed to provide system-wide solutions for high-end corporate customers, a next-generation high-speed network system, and an improved network management system with added features. Since these projects had not yet reached technological feasibility and had no alternative future uses at the acquisition date, there was no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

The Company allocated $2.3 million of the purchase price to developed technology, $71.8 million to other intangible assets and $194.0 million to goodwill. The developed technology, other intangible assets and goodwill will be amortized on a straight-line basis from 4 to 15 years.

LCI ACQUISITION

In June 1998, the Company acquired LCI, a communications services provider, for approximately $3.9 billion in Company common stock, including approximately $13.5 million in direct acquisition costs. At the close of the acquisition, the Company issued approximately 259.8 million shares of the Company's common stock (including outstanding LCI stock options assumed by the Company).

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. This allocation to the in-process R&D represented the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The developed technology, other intangibles and goodwill are being amortized on a straight-line basis from 10 to 40 years.

The acquired R&D represented engineering and test activities associated with the introduction of new services and information systems. Specifically, LCI had been working on a variety of projects that were essential to delivering data services, which are a significant departure in terms of technological complexity from the Company's traditional voice products. These efforts were related to redesigning and scaling the network infrastructure as well as developing the requisite network management systems. These projects were time-consuming and difficult to complete. Since these projects had not yet reached technological feasibility and had no alternative future uses at the acquisition date, there was no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

EUNET ACQUISITION

In April 1998, the Company acquired EUnet, a European ISP with subsidiaries in 14 countries, for approximately $154.0 million in Company common stock, including approximately $3.5 million in direct acquisition costs, and $4.2 million in cash. At the close of the acquisition, the Company issued approximately 7.9 million shares of Company common stock.

The Company allocated $68.0 million of the purchase price to in-process R&D projects which were expensed as of the acquisition date. The remaining intangibles represented developed technology. EUnet was contributed to KPNQwest on April 1, 1999 and therefore the results of operations for periods beginning April 1, 1999 exclude the operating results of EUnet.

PHOENIX ACQUISITION

In March 1998, the Company acquired Phoenix Network, Inc. ("Phoenix"), a non-facilities-based reseller of long distance services, for approximately $27.2 million. At the close of the acquisition, the Company issued approximately 1.6 million shares of Company common stock. Goodwill is being amortized on a straight-line basis over 15 years.

SUPERNET ACQUISITION

In October 1997, the Company acquired SuperNet, Inc. ("SNI"), a regional ISP, for approximately $20.0 million in cash. Goodwill is being amortized on a straight-line basis over 10 years.

MERGER COSTS

During the year ended December 31, 1999, the Company recorded $31.5 million in merger costs related to the pending merger with U S WEST. During the year ended December 31, 1998, the Company recorded $86.5 million in merger-related costs due to the merger with LCI, including $31.0 million of duplicate facilities, $49.0 million of channel consolidation and duplicate commitments and $6.5 million of other miscellaneous merger costs. Of these merger costs, approximately $4.5 million remain accrued as of December 31, 1999.

PRO FORMA RESULTS AND SUMMARY INFORMATION (UNAUDITED)

The following pro forma operating results of the Company for the years ended December 31, 1999 and 1998 have been prepared assuming the acquisitions of LCI, Icon, Phoenix and SNI occurred on January 1, 1998. In addition, the following pro forma operating results exclude the results of operations of EUnet, which was acquired in April 1998 and later contributed to the KPNQwest joint venture on April 1, 1999. On a pro forma basis, for the year ended December 31, 1999, revenue was $3,902.7 million and net earnings was $464.3 million, or $0.64 and $0.61 per basic and diluted share, respectively. For the year ended December 31, 1998, revenue was $3,028.9 million and net loss was ($826.6) million, or ($1.24) per basic and diluted share. The pro forma results do not purport to represent what the Company's results of operations would have actually been had the above transactions occurred on the dates indicated and are not indicative of future results.

NOTE 4 > INVESTMENTS

INVESTMENT IN SLINGSHOT NETWORKS LLC/PURCHASE OF CERTAIN ASSETS OF ADMI.

In September 1999, Qwest and Anschutz Digital Media, Inc. ("ADMI"), an affiliate of Qwest's principal stockholder, Anschutz Company, entered into an agreement to form a joint venture called Slingshot Networks LLC to provide advanced digital production, post-production and transmission facilities, digital media storage and distribution services, telephony-based data storage and enhanced services, access and routing services. Qwest and ADMI each own 50% of the joint venture, which is accounted for under the equity method. Qwest contributed approximately $84.8 million consisting of a promissory payable over nine years at an annual interest rate of 6%. The agreement between Qwest and ADMI also provided that Qwest would purchase certain telephony-related assets and all of the stock of Precision Systems, Inc., a telecommunications solutions provider, from ADMI in exchange for a promissory note in the amount of $34.0 million. The promissory note is payable over nine years and bears interest at an annual rate of 6%.

INVESTMENT IN ADVANCED RADIO TELECOM CORP.

In September 1999, Qwest invested $90.0 million for an approximate 19% stake in Advanced Radio Telecom Corp. ("ART"), a facilities-based, broadband ISP that provides a direct connection from customer location to the Internet, to help support the construction of ART's fixed, high-speed wireless networks. In connection with this transaction, a separate group of investors also invested $161.0 million. Qwest's investment in ART is accounted for under the cost method.

INVESTMENT IN QWEST CYBER.SOLUTIONS LLC.

In June 1999, Qwest and KPMG LLP, a leading professional services firm, formed a joint venture called Qwest Cyber.Solutions LLC, to provide Internet-based end-to-end application service provider, application hosting, and application management services. The venture will offer customers a broad set of vendor products available for Enterprise Resource Planning ("ERP"), Customer Relationship Management ("CRM") and back office solutions, a state-of-the-art Internet Protocol ("IP") broadband network, and technologically advanced CyberCenters. Qwest contributed approximately $60.0 million consisting of cash and other assets, and owns a 51% stake in the venture. The financial position and results of operation of the venture have been consolidated in the accompanying financial statements from the date of formation and the minority interest represents KPMG's stake in the venture.

KPNQWEST

In April 1999, Qwest and KPN Telecom B.V. ("KPN"), the Dutch telecommunications company, formed a joint venture ("KPNQwest") to create a pan-European IP-based fiber optic network, linked to Qwest's network in North America, for data and multimedia services. Qwest and KPN each initially owned 50 percent of KPNQwest, which was initially governed by a six person supervisory board to which Qwest and KPN had each named three members. Upon formation of KPNQwest, KPN contributed two partially completed bi-directional, self-healing fiber optic rings (EuroRings(TM) 1 and 2) and certain communications services contracts to KPNQwest. Qwest contributed Xlink Internet Service Gmbh ("Xlink"), the operating subsidiaries of EUnet International Limited ("EUnet") and cash. Also, Qwest and KPN contributed transatlantic capacity that connects KPNQwest's European network with Qwest's network in North America, and also contributed certain other assets. The net book value of total assets contributed by Qwest totaled approximately $300.0 million. Qwest deconsolidated EUnet and Xlink in April 1999. Qwest's investment in KPNQwest is accounted for under the equity method.

KPNQwest offers managed broadband services, IP transit, Internet connectivity and value-added IP services, including consulting, hosting, and the transmission of live events over the Internet. KPNQwest also sells dark fiber along its network. Customers of KPNQwest include Internet services and content providers, multinational firms in Europe and North America, as well as telecommunications carriers, operators and others who want to purchase wholesale or retail network capacity, fiber or services.

On November 12, 1999 KPNQwest consummated an initial public offering ("KPNQwest's IPO") in which 50.6 million shares of common stock were issued generating approximately $1.0 billion in net proceeds. The consummation of KPNQwest's IPO has resulted in approximately 11% of KPNQwest's shares being owned by the public and the remainder of KPNQwest's shares being owned by each of Qwest and KPN equally. As a result of the change in ownership structure of KPNQwest, two outside directors were added to the supervisory board.

Also as a result of KPNQwest's IPO, Qwest recognized a gain of $414.0 million, representing its proportionate share of the increase in KPNQwest's equity. Qwest's proportionate share of KPNQwest's losses for the nine months ended December 31, 1999 of $31.2 million is included in other expense (income) in the accompanying consolidated statement of operations.

At December 31, 1999, the carrying amount of the investment exceeded Qwest's equity in the underlying net assets by approximately $41.0 million which is net of accumulated amortization. As of December 31, 1999, the fair market value of Qwest's investment in KPNQwest was approximately $12.8 billion, based on the closing price of KPNQwest's common stock on the Nasdaq stock market.

Summarized financial information of KPNQwest as of and for the nine months ended December 31, 1999 is as follows:

(In Millions)

Total assets ............................................               $2,574.6
Total liabilities .......................................               $1,169.9
Revenue .................................................               $  199.0
Loss from operations ....................................               $   76.2
Net loss ................................................               $   62.4

INVESTMENT IN RHYTHMS. In April 1999, Qwest made an equity investment, totaling $15.0 million in cash, in DSL local networks through an agreement with Rhythms NetConnections Inc. ("Rhythms"), a packet-based Competitive Local Exchange Carrier ("CLEC") that provides high-speed networking solutions for remote access to private networks and the Internet. Under this agreement, the Company will have access to 29 metropolitan areas (10 of which are in addition to the areas covered by an agreement that Qwest has with Covad Communications Group Inc.) by the first quarter of 2000, while further enhancing its ability to provide its customers with high-speed DSL connectivity to its network. The Company has committed to place a minimum number of orders for DSL service over a seven-year term commencing on the date that Rhythms is operational in the 29 metropolitan areas. In the event that the Company fails to meet the order target, the Company is committed to pay Rhythms for the difference between the order target and the number of actual orders placed. Qwest's investment in Rhythms is accounted for under the cost method.

INVESTMENT IN COVAD. In January 1999, Qwest made an equity investment, totaling $15.0 million in cash, in high-speed, DSL local networks through an agreement with Covad Communications Group, Inc. ("Covad"), a packet-based CLEC. Under this agreement, the Company will have access to 22 metropolitan areas, while enhancing its ability to provide its customers with high-speed DSL connectivity to its network. The Company has committed to purchase DSL services for approximately

$20.0 million over a five-year term commencing on the date that Covad's DSL services are commercially available in all 22 metropolitan areas. Qwest's investment in Covad is accounted for under the cost method.

NOTE 5 > CONSTRUCTION SERVICES

Revenue from construction services generally is recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed. Progress billings are made upon customers' acceptance of performance milestones. Costs and estimated earnings in excess of billings, net of uncompleted contracts included in the accompanying consolidated balance sheets were $41.1 million and $222.1 million at December 31, 1999 and December 31, 1998, respectively.

The Company has entered into various agreements to provide indefeasible rights of use of multiple fibers along the network. Such agreements include contracts with three major customers for an aggregate purchase price of approximately $1.0 billion. Construction Services revenue relating to the contracts with these major customers was approximately $65.4 million, $356.6 million and $513.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 6 > PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

                                                                    December 31,
(In Millions)                                               1999           1998
                                                        -----------------------
Fiber optic network ..............................      $2,295.7       $1,098.3
Communications and construction equipment ........         116.8           72.9
Facility and leasehold improvements ..............          54.4           52.9
Office equipment .................................         359.8          250.1
Capital leases ...................................           2.2            3.5
Work in progress .................................       1,640.0        1,332.9
                                                        -----------------------
                                                         4,468.9        2,810.6
Accumulated depreciation .........................        (360.2)        (155.2)
                                                        -----------------------
Property and equipment, net ......................      $4,108.7       $2,655.4
                                                        =======================

Depreciation expense was $249.9 million, $155.2 million and $19.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 7 > DEBT AND CAPITAL LEASE OBLIGATIONS

Debt and capital lease obligations consisted of the following:

                                                                    December 31,
(In Millions)                                               1999           1998
                                                        -----------------------
Fixed rate debt at interest rates ranging
    from 7.25% to 10 7/8%, net of discount ...........  $  2,344.1   $  2,279.5
Capital lease and other obligations ..................        25.6         30.4
                                                        -----------------------
Total debt and capital lease obligations .............     2,369.7      2,309.9
Less current portion .................................        (1.4)        (2.8)
                                                        -----------------------
Debt and capital lease obligations, net
    of current portion ...............................  $  2,368.3   $  2,307.1
                                                        -----------------------

In March 1999, the Company entered into a $1.0 billion credit agreement with a syndicate of banks. This credit agreement provides for two five-year revolving credit facilities for a total of $500.0 million and one 364-day revolving credit facility in the amount of $500.0 million. The credit facilities bear interest at either the bank base rate of interest or LIBOR, plus an applicable margin. As of December 31, 1999, there were no borrowings outstanding under the credit agreement.

The Company's credit agreement contains a provision whereby all amounts outstanding under the agreement must be repaid as a result of a "change of control" of the Company. While the Company does not believe that a change of control will occur, the Company is currently negotiating an amendment to the existing credit agreement and is taking other actions to ensure that the U S WEST merger does not constitute a "change of control." The Company is also taking such other actions necessary to permit the Company to consummate the merger. Such amendment is expected to be in place prior to the end of the first quarter of 2000. In addition, the Company is in the process of extending the term of the existing $500 million 364-day revolving credit facility and adding an additional $1.0 billion credit facility. Consummation of the additional credit facility is conditioned, among other things, on the execution of a mutually satisfactory credit agreement, which is expected to occur prior to the end of the first quarter of 2000.

The Company issued the following senior and senior discount notes during the years ended December 31, 1998 and 1997: the 7.25% Senior Notes, due 2008 (the "7.25% Notes Due 2008"), the 7.50% Senior Notes, due 2008 (the "7.50% Notes"), the 8.29% Senior Discount Notes, due 2008 (the "8.29% Notes"), the 9.47% Senior Discount Notes, due 2007 (the "9.47% Notes") and the 10 7/8% Senior Notes, due 2007 (the "10 7/8% Notes") (each described below, collectively "the Notes").

In November 1998, the Company issued and sold $750.0 million in principal amount of its 7.50% Notes and $300.0 million in principal amount of its 7.25% Notes Due 2008, which together generated net proceeds of approximately $1,038.5 million, after deducting offering costs. Interest on the 7.50% Notes and the 7.25% Notes Due 2008 is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 1999. The 7.50% Notes and the 7.25% Notes Due 2008 are both subject to redemption at the option of the Company, in whole or in part, at specified redemption prices.

In January 1998, the Company issued $450.5 million in principal amount at maturity of its 8.29% Notes, generating net proceeds of approximately $299.2 million, after deducting offering costs. Interest on the 8.29% Notes is compounded semiannually. The principal amount of the 8.29% Notes is due and payable in full on February 1, 2008. The 8.29% Notes are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. In addition, prior to February 1, 2001, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the 8.29% Notes at specified redemption prices. Cash interest on the 8.29% Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semiannually in arrears commencing on August 1, 2003, and thereafter on February 1 and August 1 of each year. The Company has the option of commencing cash interest on an interest payment date on or after February 1, 2001, in which case the outstanding principal amount at maturity of the 8.29% Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter.

In October 1997, the Company issued its 9.47% Notes, having an aggregate principal amount at maturity of $555.9 million, which mature on October 15, 2007. The 9.47% Notes will accrete at a rate of 9.47% per annum, compounded semiannually, to an aggregate principal amount of $555.9 million by October 15, 2002. In March 1997, the Company issued its 10 7/8% Notes, having an aggregate principal amount at maturity of $250.0 million, which mature on April 1, 2007.

On December 31, 1998, the Company exercised its option to redeem 35%, or $87.5 million in principal amount, of the 10 7/8% Notes at a redemption price of 110.875%. As a result, the Company recorded a charge of $12.9 million, included in other (income) expense, net, primarily for the redemption premium incurred and write-off of previously deferred debt issue costs.

In connection with the LCI merger, the Company assumed LCI's existing debt instruments, including $350.0 million of 7.25% Senior Notes (the "7.25% Notes Due 2007").

The indentures for the Notes (defined above) and the 7.25% Notes Due 2007 contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries (the "Restricted Subsidiaries") to issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, issue or sell capital stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

The Company leases certain network construction equipment and buildings under capital lease agreements. The amortization charge applicable to capital leases is included in depreciation and amortization expense. Future minimum payments under capital lease obligations are included in contractual maturities of long-term debt, as summarized below.

Contractual maturities of debt and capital lease obligations as of December 31, 1999 were as follows:

                                                                    December 31,
(In Millions)                                                              1999
                                                                    -----------
2000 .............................................................  $       1.4
2001 .............................................................          2.1
2002 .............................................................          2.6
2003 .............................................................          3.0
2004 .............................................................          3.6
Thereafter .......................................................  $   2,581.8
                                                                    -----------
Total contractual maturities .....................................      2,594.5
Less unamortized discount ........................................       (224.8)
                                                                    -----------
Total contractual maturities, net of unamortized discount ........  $   2,369.7
                                                                    -----------

Collectively, the fixed rate debt, capital lease obligations and other debt had a total carrying value of $2,369.7 million and $2,309.9 million and an estimated fair value of $2,361.5 and $2,402.3 million at December 31, 1999 and 1998, respectively, based on current interest rates offered for debt of similar terms and maturity. Unamortized discounts on senior discount notes totaled $224.8 million and $291.1 million as of December 31, 1999 and 1998, respectively.

NOTE 8 > INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997 was as follows:

(In Millions)                                          1999      1998       1997
                                                    ----------------------------
Current:
    Federal ......................................  $   0.3   $   2.0    $    --
    State ........................................       --        --        0.1
                                                    ----------------------------
       Total current income tax expense ..........      0.3       2.0        0.1
                                                    ----------------------------
Deferred:
    Federal ......................................    111.5      (7.8)       9.0
    State ........................................     13.2        --         --
                                                    ----------------------------
       Total deferred income tax expense (benefit)    124.7      (7.8)       9.0
                                                    ----------------------------
       Total income tax expense (benefit) ........  $ 125.0   $  (5.8)   $   9.1
                                                    ----------------------------

Total income tax expense (benefit) differed from the amounts computed by applying the federal statutory income tax rate (35%) to earnings (loss) before income taxes as a result of the following items for the years ended December 31, 1999, 1998 and 1997:

                                                     1999       1998       1997
                                                    ----------------------------
Statutory income tax expense (benefit) .........     35.0%     (35.0%)     35.0%
    State income taxes, net of
       federal income tax expense ..............      2.3         --        0.3
    Goodwill amortization ......................      5.3        2.0        1.3
    In-process R&D .............................       --       31.3         --
    Foreign losses/joint ventures ..............    (22.9)       0.8         --
    Other, net .................................      1.7        0.2        2.0
                                                    ---------------------------
       Total income tax expense (benefit) ......     21.4%      (0.7%)     38.6%
                                                    ---------------------------

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998 were as follows:

(In Millions)                                                 1999         1998
                                                           --------------------
Current deferred tax assets (liabilities):
    Allowance for doubtful accounts ..................     $  31.8      $  13.6
    Accrued liabilities ..............................         2.9         27.4
    Deferred compensation ............................        (3.8)        35.8
    Other, net .......................................        (0.2)        (1.8)
                                                           --------------------
       Current deferred tax asset, net ...............        30.7         75.0
Long-term deferred tax assets (liabilities):
    Deferred compensation ............................        15.3           --
    Net operating loss carryforwards .................       527.4        261.3
    Other ............................................        22.1         22.8
    Unrealized gains .................................       (88.6)          --
    Deferred revenue .................................      (192.3)          --
    Intangible assets ................................      (240.6)      (246.1)
    Property and equipment ...........................      (150.0)       (73.8)
                                                           --------------------
       Non-current deferred tax liability, net .......      (106.7)       (35.8)
                                                           --------------------
    Net deferred tax asset (liability) ...............     $ (76.0)     $  39.2
                                                           --------------------

The current deferred tax asset and non-current deferred tax liability is included in prepaid expenses and other current assets and other long-term liabilities, respectively, in the accompanying consolidated balance sheet.

The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized by recognition of future taxable amounts.

As discussed in Note 4, the Company recognized a $414.0 million gain on its investment in KPNQwest related to KPNQwest's IPO in November 1999. Since Qwest's investment in the foreign corporate joint venture is essentially permanent in duration, Qwest did not record deferred income taxes on the excess of its investment in KPNQwest over its tax basis in the joint venture. Deferred taxes not recognized were $165.6 million.

As of December 31, 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $1.4 billion. These net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in various amounts beginning in 2003 and ending in 2019.

Effective with the LCI merger, the Company is no longer included in the consolidated federal income tax return of Anschutz. As a result, the tax-sharing agreement with Anschutz is no longer effective for activity after June 5, 1998. The Company is still subject to the provisions of the tax-sharing agreement for activity through June 5, 1998. The Company previously recognized a deferred tax asset attributable to its net operating loss carryforwards under the tax-sharing agreement. The Company currently believes the tax benefits previously recognized under the tax-sharing agreement may be realized through tax planning strategies.

NOTE 9 > COMMITMENTS AND CONTINGENCIES

VENDOR AGREEMENTS

The Company has agreements with certain telecommunications inter-exchange carriers and third party vendors that require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has historically met all minimum billing requirements and believes the minimum usage commitments will continue to be met.

CAPACITY PURCHASE COMMITMENT

In July 1999, Qwest and Global Crossing Ltd. ("Global") entered into a purchase agreement under which Qwest agreed to purchase services from Global over a four year period in a total amount of $140.0 million. This agreement was entered into in connection with Qwest's definitive merger agreement with U S WEST and the termination of the U S WEST and Global merger agreement. At the end of the two year period following the signing of the agreement, Qwest must pay Global an amount equal to the difference between $140.0 million and the amount of the services purchased under the agreement at that time. The amount of the differential payment will be credited by Global against all purchases by Qwest of services from Global during the remaining two years of the agreement. Under the agreement, Qwest is entitled to purchase services on any of Global's network segments at the most favorable commercially available prices offered by Global.

LEASES AND COMMUNICATIONS SERVICES COMMITMENTS

The Company leases certain terminal locations and office space under operating lease agreements. The Company has easement agreements with railroads and public transportation authorities. Future minimum payments under non-cancelable operating leases and right-of-way agreements, together with the present value of the net minimum payments as of December 31, 1999, were as follows:

(In Millions)                              Operating   Right-of-Way  Total
                                           -------------------------------
2000 ................................      $ 57.9      $  4.9       $ 62.8
2001 ................................       119.9         4.9        124.8
2002 ................................        51.8         6.7         58.5
2003 ................................        50.3         4.9         55.2
2004 ................................        45.8         4.9         50.7
Thereafter ..........................       222.9        86.1        309.0
                                           -------------------------------
                                            548.6       112.4        661.0
    Less amount representing interest          --       (68.9)       (68.9)
                                           -------------------------------
    Total minimum payments ..........      $548.6      $ 43.5       $592.1
                                           -------------------------------

Amounts expensed in the years ended December 31, 1999, 1998 and 1997 related to operating leases were approximately $80.5 million, $22.7 million and $6.2 million, respectively. The present value of net minimum payments of the right-of-way agreements is included in accrued expenses and other and in other long-term liabilities.

PACIFIC RIM CABLE CONSORTIUM COMMITMENT

The Company is participating in a consortium of communications companies that is building an underwater cable system connecting the United States to Japan. In connection with this transaction, the Company is committed to purchase approximately $56.0 million of fiber optic cable and other network assets of the 13,125-route-mile, four-fiber pair cable system to the Pacific Rim. The total remaining commitment through January 2001 was approximately $28.2 million as of December 31, 1999.

LEGAL MATTERS

The Company has been named as a defendant in various litigation matters. Management intends to vigorously defend these outstanding claims. The Company believes that it has adequate accrued loss contingencies and that, although the ultimate outcome of these claims cannot be ascertained at this time, current pending or threatened litigation matters are not expected to have a material adverse impact on the Company's results of operations or financial position.

NOTE 10 > BENEFIT PLANS

GROWTH SHARE PLAN

The Company has a Growth Share Plan (the "Plan") for certain of its employees and directors. A "Growth Share" is a unit of value based on the increase in value of the Company over a specified measurement period. All Growth Share grants have been made based on a beginning Company value that was greater than or equal to the fair value of the Company at the grant date. The total number of Growth Shares is set at 10 million and the maximum presently available for grant under the Plan is 850,000. All participants, except those granted Growth Shares under the October 1996 Plan, vested fully upon completion of the Company's IPO and settlement was made with 5,183,064 common shares, net of amounts relating to tax withholdings of approximately $21.9 million.

Growth Shares granted under the October 1996 Plan vest at the rate of 20% for each full year of service completed after the grant date subject to risk of forfeiture and are to be settled with the Company's Common Stock. The future compensation expense associated with the remaining shares has been capped at $5.50 per share, or approximately $13.7 million, and is amortized as expense over the remaining approximately three-year vesting period. At December 31, 1999, approximately $27.8 million is included in other long-term liabilities related to outstanding Growth Shares. The Company does not presently intend to make any additional Growth Share grants under this plan. Certain triggering events, such as a change in control of the Company, cause immediate vesting of the remaining Growth Shares and would result in accelerated expense recognition of all unamortized compensation. Participants receive their vested portion of the increase in value of the Growth Shares upon a triggering event, which includes the end of a Growth Share performance cycle.

The Company estimated an increase in value of the Growth Shares during 1997 and recorded approximately $73.5 million of compensation expense for this plan in the year ended December 31, 1997. For the years ended December 31, 1999 and 1998, the Company recorded approximately $6.0 and $9.3 million of expense for this plan, respectively.

The following table summarizes Growth Share grants, settlements, forfeitures and Growth Shares outstanding:

                                                                    Outstanding
                                                                  Growth Shares
                                                                  -------------
December 31, 1996 ....................................                  275,400
    1997 grants ......................................                  358,050
    1997 settlements .................................                 (253,950)
                                                                  -------------
December 31, 1997 ....................................                  379,500
    1998 forfeitures .................................                   (4,500)
    1998 settlements .................................                  (12,000)
                                                                  -------------
December 31, 1998 ....................................                  363,000
    1999 forfeitures .................................                       --
    1999 settlements .................................                  (12,000)
                                                                  -------------
December 31, 1999 ....................................                  351,000
                                                                  -------------

401(K) PLAN

The Company sponsors defined contribution 401(k) plans (the "Plans") which permit employees to make contributions to the Plans on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. After one year of service, the Company matches a portion of the employee's voluntary contributions. Company contributions to the 401(k) plans were $5.3 million, $2.1 million and $0.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 11 > STOCKHOLDERS' EQUITY

CAPITAL STOCK

In May 1999, Qwest's stockholders approved an increase in the number of authorized common shares from 600 million to 2 billion. In November 1999, Qwest's stockholders approved an increase in the number of authorized common shares from 2 billion to 5 billion, and an increase in the number of authorized preferred shares from 25 million to 200 million. A total of 101.8 million common shares are reserved for issuance under the Company's 401(k) plans, stock option and incentive plans, the Growth Share Plan and for issuance upon exercise of warrants as described below.

In May 1999 and February 1998, Qwest distributed separate two-for-one stock splits in the form of stock dividends. All share and per share information included in the consolidated financial statements and the notes hereto have been adjusted to give retroactive effect to the change in capitalization.

In May 1999, Qwest issued approximately 40.7 million shares to BellSouth Corporation (together with its subsidiaries, "BellSouth") in exchange for approximately $1.9 billion in cash. Qwest's principal stockholder, Anschutz Company, sold approximately 33.3 million existing shares to BellSouth for approximately $1.6 billion. The investment by BellSouth represents an approximate 10% equity stake in Qwest.

In December 1998, Microsoft Corporation ("Microsoft") purchased approximately
8.8 million shares of Qwest for $200.0 million. Microsoft has agreed not to transfer the Common Stock it purchased for a period of two years except to persons approved by the Company or to certain Microsoft controlled corporations. Further, unless approved by the Company's board of directors, (i) Microsoft is prohibited from acquiring more than 5% of the Company's Common Stock and from becoming a member (with third parties) of a group that owns more than 5% and;
(ii) Microsoft may not take certain actions with respect to acquisition proposals or contested proxy solicitations until the earlier of (A) such time as the Company's officers, directors and affiliates own less than 33% of the voting power of the Company, (B) Microsoft otherwise disposes of the Common Stock, (C) the parties terminate the business relationship or (D) December 14, 2003.

On May 23, 1997, the Board of Directors declared a stock dividend to the existing stockholder of approximately 346.0 million shares of Common Stock, which was paid immediately prior to the effective date of the registration statement on June 23, 1997. This dividend was accounted for as a stock split. The Company completed the IPO of approximately 62.1 million shares of Common Stock on June 27, 1997, raising net proceeds of approximately $319.5 million.

Effective May 23, 1997, the Company sold to an affiliate of Anschutz for $2.3 million in cash, a warrant to acquire 17.2 million shares of Common Stock at an exercise price of $7.00 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restrictions on sale or transfer for two years after exercise. In connection with the acquisition of Icon, the Company issued approximately 0.6 million warrants to acquire

0.6 million shares of Common Stock at an average exercise price of $8.91 per share, exercisable in 2007. The warrants are not transferable.

COMMON STOCK OPTIONS

Effective June 23, 1997, the Company adopted the Equity Incentive Plan, which was amended and restated on June 1, 1998. This plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants. A maximum of 70.0 million shares of Common Stock may be subject to awards under the Equity Incentive Plan.

The Company's Compensation Committee determines the exercise price for each option; however, stock options must have an exercise price that is at least equal to the fair market value of the Common Stock on the date the stock option is granted, subject to certain restrictions. Stock option awards generally vest in equal increments over a five-year period, and awards granted under the Equity Incentive Plan will immediately vest upon any change in control of the Company, as defined, unless provided otherwise by the Compensation Committee at the time of grant. Options granted in 1997, 1998 and 1999 have terms ranging from six to ten years.

Stock option transactions during 1997, 1998 and 1999 were as follows:

                                                        Number          Weighted
                                                            of           Average
(in thousands)                                         Options    Exercise Price
                                                       -------------------------
Outstanding January 1, 1997 ................                --            $   --
    Granted ................................            27,916            $ 7.94
    Exercised ..............................               (24)           $ 5.50
                                                       -------
Outstanding December 31, 1997 ..............            27,892            $ 7.95
    Granted ................................            26,278            $16.84
    Assumed ................................            31,540            $ 8.32
    Exercised ..............................           (23,314)           $ 6.83
    Cancelled ..............................            (2,094)           $13.29
                                                       -------
Outstanding December 31, 1998 ..............            60,302            $12.02
    Granted ................................            35,262            $31.69
    Exercised ..............................           (13,827)           $ 9.68
    Cancelled ..............................           (12,826)           $17.12
                                                       -------
Outstanding December 31, 1999 ..............            68,911            $21.48
                                                       -------
Exercisable December 31, 1997 ..............             2,680            $ 5.50
                                                       -------
Exercisable December 31, 1998 ..............            15,483            $ 8.71
                                                       -------
Exercisable December 31, 1999 ..............            11,383            $10.57
                                                       -------

In connection with the acquisitions of LCI and Icon, the Company assumed the outstanding options on the date of acquisition for each of the acquired companies. Pursuant to the terms of the LCI stock option plans, the acquisition of LCI by the Company triggered a change in control of LCI. As such, all of the outstanding options vested immediately.

The weighted average fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

                                           1999            1998            1997
                                       ----------------------------------------
Weighted average fair value ....       $  15.00        $   7.59        $   3.97
Risk-free interest rate ........            6.0%            4.6%            5.8%
Expected option lives ..........            5.4             5.5             7.6
Dividend yield .................            0.0%            0.0%            0.0%
Volatility .....................           44.9%           41.2%           31.0%

The following table summarizes certain information about the Company's stock options at December 31, 1999:

                                                 Options Outstanding                Options Exercisable
                                       ---------------------------------------    -------------------------
                                                        Weighted
                                                         Average      Weighted                     Weighted
                                         Number of     Remaining       Average      Number of       Average
                                           Options   Contractual      Exercise        Options      Exercise
Range of exercise prices               Outstanding          Life         Price    Exercisable         Price
                                       --------------------------------------------------------------------

                                       (In Thousands)  (In Years)               (In Thousands)
                                       ---------------------------------------  ---------------------------
$1.65 - $11.00.........................     13,669        4.1         $  5.66         5,850        $  5.96
$11.17 - $15.66........................     14,156        7.8         $ 13.89         4,039        $ 13.70
$15.70 - $18.19........................      4,200        8.0         $ 17.26           666        $ 17.25
$18.28 - $20.97........................      1,567        8.0         $ 19.71           341        $ 19.37
$21.03 - $29.06........................     20,637        9.4         $ 27.93           479        $ 24.50
$29.19 - $33.88........................      4,248        9.4         $ 30.94             2        $ 30.09
$33.94 - $38.88........................      6,778        9.5         $ 36.02           --         $  --
$39.03 - $48.06........................      3,656        9.3         $ 41.33             6        $ 43.83
                                       --------------------------------------------------------------------
                                            68,911        7.9         $ 21.48        11,383        $ 10.57
                                       --------------------------------------------------------------------

Compensation expense recognized for grants under the Equity Incentive Plan was not material in any period. If compensation expense for the Equity Incentive Plan had been determined using the fair value method described in SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per share for 1999, 1998 and 1997 would have been reduced to the pro forma amounts shown in the following table:

(In Millions, Except Per Share Information)          1999          1998           1997
                                                 -------------------------------------
Net earnings (loss):
    As reported ...........................      $  458.5      $ (844.0)      $   14.5
    Pro forma .............................      $  393.7      $ (866.6)      $    0.9
Net earnings (loss) per share - basic:
    As reported ...........................      $   0.63      $  (1.51)      $   0.04
    Pro forma .............................      $   0.54      $  (1.55)      $   0.00
Net earnings (loss) per share - diluted:
    As reported ...........................      $   0.60      $  (1.51)      $   0.04
    Pro forma .............................      $   0.52      $  (1.55)      $   0.00

EMPLOYEE STOCK PURCHASE PLAN

In October 1998, the Company instituted an Employee Stock Purchase Plan ("ESPP"). The Company is authorized to issue approximately 1.6 million shares of Common Stock to eligible employees. Under the terms of the ESPP, eligible employees may authorize payroll deductions of up to 15% of their base compensation, as defined, to purchase Common Stock at a price of 85% of the fair market value of the Company's Common Stock on the last trading day of the month in which the Common Stock is purchased.

NOTE 12 > WEIGHTED AVERAGE SHARES OUTSTANDING

The weighted average number of shares used for computing basic net earnings
(loss) per share for the years ended December 31, 1999, 1998 and 1997 was 727.8 million, 558.2 million and 381.0 million, respectively. For the years ended December 31, 1999 and 1997, the weighted average number of shares used for computing diluted earnings per share was 764.3 million and 388.1 million, respectively (including incremental common shares attributable to dilutive securities related to warrants, options and growth shares of 36.5 million and
7.1 million, respectively). Because the Company had a net loss in 1998, the effect of all options, warrants, and growth shares (28.5 million incremental common shares) on loss per share was anti-dilutive, and therefore not included in the computation of diluted loss per share.

NOTE 13 > BUSINESS SEGMENT INFORMATION

The Company's two business segments are Communications Services and Construction Services, each having a separate management team and infrastructure, offering different products and services, and utilizing different marketing strategies to target different types of customers. Communications Services provides multimedia communications services to retail and wholesale customers. Construction Services constructs and installs fiber optic systems for other communications entities, as well as for the Company's own use.

The accounting policies of the business segments are the same as those described in Note 2 -- Summary of Significant Accounting Policies. The Company evaluates the performance of its business segments based on their respective earnings
(loss) from operations, before other (income) expense and income taxes. The following table presents summarized financial information related to the business segments for the years ended December 31, 1999, 1998 and 1997:

(In Millions)                     Communications      Construction       Corporate/      Consolidated
                                        Services          Services      Unallocated             Total
                                  -------------------------------------------------------------------
1999
Revenue .......................        $ 3,703.1         $   224.5        $      --         $ 3,927.6
Earnings (loss) from operations        $   651.8         $   107.4        $  (435.6)        $   323.6
Assets ........................        $      --         $      --        $11,058.1         $11,058.1
Capital expenditures ..........        $ 1,762.6         $     0.6        $   137.0         $ 1,900.2

1998
Revenue .......................        $ 1,554.3         $   688.4        $      --         $ 2,242.7
Earnings (loss) from operations        $    91.9         $   202.6        $(1,048.2)        $  (753.7)
Assets ........................        $      --         $      --        $ 8,067.6         $ 8,067.6
Capital expenditures ..........        $ 1,382.2         $     2.2        $    28.8         $ 1,413.2

1997
Revenue .......................        $   115.3         $   581.4        $      --         $   696.7
Earnings (loss) from operations        $  (102.9)        $   146.6        $   (20.2)        $    23.5
Assets ........................        $      --         $      --        $ 1,398.1         $ 1,398.1
Capital expenditures ..........        $   337.7         $     2.0        $     6.1         $   345.8

Corporate/unallocated operating expenses consist of the following:

                                        1999           1998           1997
                                     -------------------------------------
Depreciation and amortization        $ 404.1        $ 201.7        $  20.2
Merger costs ................        $  31.5        $ 846.5        $    --

The Company's areas of operations are principally in the United States and Europe, and the Company is developing network assets in Mexico. No single European country or geographic area is significant to the Company's consolidated operations. As discussed in Note 4, the Company has a significant investment in Amsterdam-based KPNQwest. As of December 31, 1999, the carrying value of Qwest's investment in KPNQwest was $680.0 million.

During the year ended December 31, 1997 two customers accounted for 10% or more of the Company's total revenue; One customer accounted for 37% and the other for 31%. No customer accounted for 10% or more of the Company's total revenue during the years ended December 31, 1999 or 1998.

NOTE 14 > SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                 Year Ended December 31,
(In Millions)                               1999           1998            1997
                                        ---------------------------------------
Cash paid for interest, net ......      $   85.5       $   70.7        $   16.7
Non-cash assets contributed to
    KPNQwest joint venture .......      $  212.1       $     --        $     --
Note payable issued for investment      $   84.8       $     --        $     --
Common stock issued - acquisitions      $     --       $4,332.7        $     --

NOTE 15 > SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)

      1999

(In Millions, Except Per Share Information)    First Quarter   Second Quarter  Third Quarter    Fourth Quarter
                                               ---------------------------------------------------------------
Revenue ...................................        $   878.4       $   873.7       $ 1,018.1        $ 1,157.4
Gross profit ..............................            368.7           409.5           461.8            528.5
Earnings from operations ..................             59.5            94.0            63.8            106.3
Net earnings (loss) .......................        $     4.8       $    18.5       $    (1.8)       $   437.0
Net earnings (loss) per share - basic .....        $    0.01       $    0.03       $      --        $    0.58
Net earnings (loss) per share - diluted ...        $    0.01       $    0.02       $      --        $    0.56

      1998

                                               First Quarter   Second Quarter  Third Quarter    Fourth Quarter
                                               ---------------------------------------------------------------
Revenue ...................................        $   177.1       $   393.7       $   806.8        $   865.1
Gross profit ..............................             48.9           132.0           307.0            346.2
Earnings (loss) from operations ...........             (3.5)         (820.4)           37.7             32.5
Net loss ..................................        $    (6.6)      $  (808.9)      $    (6.9)       $   (21.6)
Net loss per share - basic ................        $   (0.02)      $   (1.67)      $   (0.01)       $   (0.03)
Net loss per share - diluted ..............        $   (0.02)      $   (1.67)      $   (0.01)       $   (0.03)

In connection with the pending merger with U S WEST, the Company expensed $25.0 million and $6.5 million in merger-related costs in the third and fourth quarter of 1999, respectively.

In connection with the acquisitions of LCI and EUnet in the second quarter of 1998 and the acquisition of Icon in the fourth quarter of 1998, the Company expensed $750.0 million and $10.0 million, respectively, for in-process R&D projects, and $86.5 million in merger-related costs in the second quarter of 1998.

   > Market for the Registrant's Common Stock and Related Shareholder Matters

During 1999 the Company's Common Stock was listed on the Nasdaq National Market under the trading symbol "QWST." Effective January 3, 2000 the Company moved its listing to the New York Stock Exchange under the trading symbol "Q". As of March 7, 2000, there were approximately 753.1 million shares of Common Stock issued and outstanding held by 6,893 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported on the Nasdaq National Market (as adjusted to reflect the two-for-one stock splits effected on February 24, 1998 and May 24, 1999 as dividends):

                                              High           Low
                                            --------------------
Fiscal 1998:
First Quarter ......................        $20.53        $14.81
Second Quarter .....................        $20.03        $13.94
Third Quarter ......................        $23.75        $11.00
Fourth Quarter .....................        $25.66        $13.38

                                              High           Low
                                            --------------------
Fiscal 1999:
First Quarter ......................        $37.406       $25.625
Second Quarter .....................        $47.000       $32.875
Third Quarter ......................        $35.938       $26.250
Fourth Quarter .....................        $44.000       $29.875

The Company completed its initial public offering on June 27, 1997. The Registrant has not paid cash dividends on its Common Stock since becoming a public company in June 1997. The merger agreement between U S WEST and Qwest provides that the Company initially will pay a dividend of $0.0125 per share per quarter after completion of the merger. The payments of dividends by the combined company after the merger will depend on business conditions, the combined company's financial condition and earnings, as well as other factors. The terms of the Indentures governing its outstanding notes restrict the Company's ability to pay dividends. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, operations, capital requirements, level of indebtedness, financial condition, contractual restrictions and other relevant factors. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

In April 1999, the Company entered into a strategic relationship with BellSouth Corporation. An affiliate of BellSouth and the Company entered into a commercial arrangement for provisioning of a full range of integrated digital data, image and voice communications services for customers. In addition, in May 1999, BellSouth purchased approximately 40.7 million shares of the Company's common stock for $1.9 billion. BellSouth purchased approximately 33.3 million shares from the Company's principal stockholder, the Anschutz Company, for $1.6 billion. As a result of these two purchases, BellSouth owns approximately 74.0 million shares of the Company's common stock, representing approximately 10% of the Company's issued and outstanding shares.

Pursuant to the Common Stock Purchase Agreement, BellSouth agreed (1) to a "standstill" provision under which BellSouth will not acquire more than 20% of the outstanding shares of the Company's common stock, (2) not to transfer the shares to third parties, subject to certain exceptions, and (3) not to take certain actions with respect to the Company that may influence the Company. These restrictions generally terminated upon the Company entering into the U S WEST merger agreement.

BellSouth does not have an option or any other right to acquire additional shares of the Company's common stock, and the Company has no obligation to issue or otherwise sell any additional shares to BellSouth. In addition, the Common Stock Purchase Agreement provides that BellSouth has the right, after it obtains regulatory relief to provide inter-LATA service in certain states, to designate one person to serve as a director of the Company.

On December 14, 1998, the Company and Microsoft Corporation, a Washington corporation ("Microsoft"), announced that they had agreed to enter into a business relationship to offer data and Internet services. In addition, Microsoft purchased from the Company approximately 8.8 million shares of the Company's common stock, at a price of $22.50 per share, for an aggregate purchase price of $200.0 million.

Pursuant to the Common Stock Purchase Agreement, Microsoft has agreed not to transfer the shares for a period of two years except to persons approved by the Company or to certain Microsoft controlled corporations. Further, unless approved by the Company's board of directors, (i) Microsoft is prohibited from acquiring more than 5% of the Company's common stock and from becoming a member (with third parties) of a group that owns more than 5% and (ii) Microsoft may not take certain actions with respect to acquisition proposals or contested proxy solicitations until the earlier of (A) such time as the Company's officers, directors and affiliates own less than 33% of the voting power of the Company, (B) Microsoft otherwise disposes of the shares, (C) the parties terminate the business relationship or (D) December 14, 2003.